# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

01051183

REGISTRANT'S NAME Telefónica Data Perú S.A.A.

*CURRENT ADDRESS Av. Jorge Basadre 592
Torre Azul piso 7
San Isidro, Lima
Peru

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2002
THOMSON
FINANCIAL

FILE NO. 82- 5133 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| *12G3-2B* | *(INITIAL FILING)* | ☐ | *AR/S* | *(ANNUAL REPORT)* | ☒ |
| *12G32BR* | *(REINSTATEMENT)* | ☐ | *SUPPL* | *(OTHER)* | ☐ |
| *DEF 14A* | *(PROXY)* | ☐ | | | |

*OICF/BY:* [signature]

*DATE* : ~~12/11/02~~ 2/26/02

82-5133

RECEIVED

MAR 14 2001

DIVISION OF INTERNATIONAL CORPORATE
FINANCE / OFFICE OF CORPORATION FINANCE

**TELEFONICA DATA PERU S.A.A.**
**BALANCE SHEET**
**FOR THE YEAR ENDED DECEMBER 31, 2000**
**(in *nuevos soles*)**

## ASSETS

| | 31-Dec-00 |
|---|---|
| **Current Assets** | |
| Banks | 906 |
| Total current assets | 906 |
| Total assets | 906 |

## LIABILITIES AND NET ASSETS

| | 31-Dec-00 |
|---|---|
| **Net Assets** | |
| Capital Stock | 1000 |
| Results of the fiscal year | (94) |
| Total net assets | 906 |
| Total liabilities and net assets | 906 |

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

***The notes to the financial statements are an important part of the Balance Sheets.***

**TELEFONICA DATA PERU S.A.A.**
**STATEMENT OF GAINS AND LOSSES**
**FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2000**
**(in *nuevos soles*)**

| | 31-Dec-00 |
|---|---|
| Fiscal expenses | (94) |
| Net loss | (94) |

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

***The notes to the financial statements are an important part of the Balance Sheets.***

# TELEFONICA DATA PERU S.A.A.
## STATEMENT OF CHANGES IN NET ASSETS
## FOR THE YEAR ENDED DECEMBER 31, 2000
(in *nuevos soles*)

| | | Capital Stock | Accumulated Results | Total |
|---|---|---|---|---|
| **Balance to November 17, 2000** | | 1000 | - | 1000 |
| | Net loss | - | (94) | (94) |
| **Balance to December 31, 2000** | | 1000 | (94) | 906 |

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

***The notes to the financial statements are an important part of the Balance Sheets.***

**TELEFONICA DATA PERU S.A.A.**
**STATEMENT OF CASH FLOW**
**FOR THE TWO MONTH PERIOD ENDED DECEMBER 31, 2000**
(in *nuevos soles*)

| | 31-Dec-00 |
|---|---|
| **OPERATING ACTIVITIES** | |
| Client charges | 0 |
| Less: | |
| Payments to suppliers, workers and third parties | 0 |
| Other payments | (94) |
| Cash used for operating activities | (94) |
| **INVESTMENT ACTIVITIES** | |
| Purchases of equipment and furniture | 0 |
| Purchases of other assets | 0 |
| Cash used for investment activities | 0 |
| **FINANCIAL ACTIVITIES** | |
| Shareholders' contribution | 0 |
| Cash proceeds from financial activities | 0 |
| **CASH DECREASE** | (94) |
| **CASH BALANCE AT THE BEGINNING OF THE PERIOD** | 1000 |
| **CASH BALANCE AT THE END OF THE PERIOD** | 906 |
| **RECONCILIATION OF NET LOSS AND CASH USED FOR OPERATING ACTIVITIES** | |
| Net loss | (94) |
| **CASH FLOW USED FOR OPERATING ACTIVITIES** | (94) |

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

***The notes to the financial statements are an important part of the Balance Sheets.***

**TELEFONICA DATA PERU S.A.A.**
**NOTES TO THE FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2000**

## 1. ECONOMIC ACTIVITIES

Telefonica Data Peru S.A.A., formerly Telefonica Data Peru Holding S.A.A., was incorporated by means of a public document dated November 17, 2000.

The capital stock of the company is represented by 1,000 Class B shares, fully paid and subscribed, par value of S/.1.00 per share, of which 999 shares belong to Telefonica del Peru S.A.A. and 1 share belongs to Telefonica Soluciones Globales Holding S.A.C.

Telefonica Data Peru S.A.A. is a company dedicated to providing general telecomunication services, local, long distance, national and international services, internet access and other national and international network services, as well as any other services linked to the exchange and transmission of data by package and multimedia services, among others.

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

**TELEFONICA DATA PERU S.A.A.**
**MANAGEMENT REPORT**
**FOR THE YEAR ENDED DECEMBER 31, 2000**

The company has not had any commercial transactions during this period.

Julio Voysest Flores
Accounting Manager
CPC 10260

Victor C. Schwartzmann Larco
General Secretary
TELEFONICA DEL PERU S.A.A.

01 MAR 14 AM 9:32

Telefónica

RECD S.E.C.
MAR 1 4 2001
1086

Telefónica del Perú S.A.A.
Avenida Arequipa, 1155
Santa Beatriz, Lima, Peru

December 11, 2000

Dear Shareholders:

The board of directors of Telefónica del Perú S.A.A. decided on November 22, 2000, to propose to shareholders to divide Telefónica del Perú, establishing two independent companies called Telefónica Móviles Perú Holding S.A.A., or WirelessCo, and Telefónica Data Perú Holding S.A.A., or DataCo. We refer to these transactions as the "spin-offs." WirelessCo will focus on Telefónica del Perú's wireless telephone operations and DataCo will focus on Telefónica del Perú's data business for large corporate clients. We will continue to focus on fixed local and domestic and international long-distance telephone services as well as public telephony.

The spin-offs are described in the information statement that accompanies this letter. They will be implemented using a procedure under Peruvian corporate law called *escisión*, in which:

- WirelessCo and DataCo are established as new independent Peruvian companies;
- specified wireless and data transmission assets of Telefónica del Perú, including shares of specified subsidiaries, will be transferred to each of WirelessCo and DataCo, respectively; and
- each holder of any class of Telefónica del Perú shares will receive new shares of Telefónica del Perú, WirelessCo and DataCo of the corresponding class for every Telefónica del Perú share owned in a ratio to be determined based on the book value of the net assets of the spun-off companies.

You will receive WirelessCo and DataCo shares with rights that are generally similar to the Telefónica del Perú shares. The new Telefónica del Perú shares will carry the same rights of the existing Telefónica del Perú shares.

On December 22, 2000, a shareholders' meeting for all Telefónica del Perú shareholders of record as of the close of business on December 6, 2000 will be held to approve the spin-offs and for related purposes. Approval requires the affirmative vote of the majority of the aggregate voting power of the outstanding Telefónica del Perú shares represented at the meeting. As of November 30, 2000, Telefónica, S.A. and its affiliates beneficially owned approximately 97% of all Telefónica del Perú shares outstanding on that date. We have been informed that Telefónica intends to vote its shares in favor of the spin-offs, so approval of the spin-off at the shareholders' meeting is assured without the affirmative vote of any other shareholder.

**You are not being asked for a proxy and are requested not to send one.** In accordance with Peruvian law, no proxy solicitation will be conducted, and as a foreign private issuer, we are exempt from the requirements of U.S. law concerning proxy solicitations and information statements. The accompanying information statement has been prepared to explain the spin-offs to Telefónica del Perú shareholders.

We are grateful for the loyalty and support of Telefónica del Perú shareholders and look forward to welcoming you as shareholders of WirelessCo and DataCo.

Sincerely,

Víctor Carlos Schwartzmann
Secretary of the Board

**Information Statement dated December 11, 2000**

Telefónica

**TELEFÓNICA DEL PERÚ S.A.A.**
**SHAREHOLDERS' MEETING**
**TO BE HELD DECEMBER 22, 2000**

---

**WE ARE NOT ASKING YOU FOR A PROXY AND**
**YOU ARE REQUESTED NOT TO SEND US A PROXY**

This information statement is being furnished to our shareholders in connection with the proposed spin-offs in which we are establishing two new independent Peruvian corporations called Telefónica Móviles Perú Holding S.A.A., or WirelessCo, and Telefónica Data Perú Holding S.A.A., or DataCo. We refer to these companies as the "SpinCos". The spin-offs will be implemented using a procedure under Peruvian corporate law called *escisión.*

The spin-offs are expected to be approved by the affirmative vote of a majority of holders of the outstanding shares of Telefónica del Perú represented at a shareholders' meeting scheduled for December 22, 2000. As of November 30, 2000, Telefónica, S.A. and its affiliates beneficially owned approximately 97% of all Telefónica del Perú shares outstanding on that date. We have been informed that Telefónica intends to vote its shares in favor of the spin-offs, so approval of the spin-offs at the shareholders' meeting is assured without the affirmative vote of any other shareholder.

After the completion of the spin-offs, Telefónica del Perú's capital stock will be reduced by the shareholders' equity of the spun-off businesses. Consequently, all of Telefónica del Perú shares will be cancelled and new shares reflecting its reduced capital stock will be issued to shareholders of record on a date to be announced. We refer to the new Telefónica del Perú shares and the SpinCos shares as the "new shares". The new shares will not initially be delivered to you. From the date the spin-offs are approved until a distribution date to be announced, your shareholding will be reflected by provisional book entry annotation made on the shareholder list maintained by Peru's clearinghouse institution. At the shareholders' meeting, the board will propose that each existing Telefónica del Perú class A-1 share represent the right to receive 0.5669970 new Telefónica del Perú class A-1 shares, 0.4041148 WirelessCo class A-1 shares and 0.0288882 DataCo class A-1 shares; each existing Telefónica del Perú class B share represent the right to receive 0.5669970 new Telefónica del Perú class B shares, 0.4041148 WirelessCo class B shares and 0.0288882 DataCo class B shares; each existing Telefónica del Perú class C share represent the right to receive 0.5669970 new Telefónica del Perú class C shares, 0.4041148 WirelessCo class C shares and 0.0288882 DataCo class C shares; and each Telefónica del Perú ADS represent the right to receive 5.669970 new Telefónica del Perú class B shares in the form of class B shares or ADSs, 4.041148 WirelessCo class B shares and 0.288882 DataCo class B shares. **Under Peruvian law, the terms of the spin-offs, including the exchange ratios, may be modified at the shareholders' meeting.**

On the new shares distribution date, which will occur at least 30 days after the last publication of the shareholders' resolution approving the spin-offs, the new shares will be made available to our shareholders of record on a date to be announced. As soon as practicable following the new shares distribution date, class B shares of each of the SpinCos and new class B shares or ADSs of Telefónica del Perú will be made available to holders of Telefónica del Perú ADSs of record on a date to be announced. We currently expect that the new shares distribution date will occur in March 2001.

No consideration will be paid to Telefónica del Perú or the SpinCos for the shares to be issued as a consequence of the spin-offs. Beginning on or about the share distribution date, we expect that the shares of WirelessCo and DataCo will trade on the Lima stock exchange. In each case, admission to listing and trading will be subject to approval.

---

**We are furnishing this information statement solely to provide information to our shareholders, who will receive shares of WirelessCo and DataCo in the spin-offs. This information statement is not, and you should not construe this information statement as, an inducement or encouragement to buy or sell any of our securities or the securities of WirelessCo and DataCo.**

---

**The Securities and Exchange Commission, any state securities commission and the Peruvian securities commission have not approved or disapproved of the spin-offs of the shares of WirelessCo and DataCo or determined if this information statement or any document referred to herein is truthful or complete. Any representation to the contrary is a criminal offense.**

[This page intentionally left blank]

We have prepared this information statement to explain the spin-offs to our shareholders, who will receive shares of WirelessCo and DataCo and new shares of Telefónica del Perú. In accordance with Peruvian law, we will not conduct any proxy solicitation for the shareholders' meeting called to approve the spin-offs.

## TABLE OF CONTENTS

## ADDITIONAL INFORMATION

Each of the SpinCos is relying on an exemption afforded by Rule 12g3-2(b) under the Securities Exchange Act of 1934 and therefore will not be required to register with the Securities and Exchange Commission the SpinCos shares to be distributed in connection with the spin-offs. Each of the SpinCos will furnish to the Securities and Exchange Commission certain periodical information in accordance with Rule 12g3-2(b).

We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the Securities and Exchange Commission pursuant to the rules and regulations of the Securities and Exchange Commission that apply to foreign private issuers. You may read and copy any of these reports at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You may obtain information on the operation of the public reference rooms by calling 1-800-SEC-0330.

We are also subject to the informational requirements of the Peruvian securities commission and the Lima stock exchange and we file reports and other information relating to our business, financial condition and other matters. You may read such reports, statements and other information, including our annual and quarterly financial statements, at either of the following:

- *Registro Público del Mercado de Valores* of the Peruvian securities commission at Avenida Santa Cruz 315, Lima 18, Peru; or

- the Lima stock exchange at Pasaje Acuña 106, Lima 1, Peru.

## INCORPORATION BY REFERENCE

This information statement "incorporates by reference" documents that we file with the Securities and Exchange Commission, which means that important information is disclosed to you by referring you to those documents. The information incorporated by reference in this information statement is considered to be part of this information statement, and certain later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. The following documents are incorporated by reference into this information statement:

- Telefónica del Perú's annual report on Form 20-F for the fiscal year ended December 31, 1999, filed with the Securities and Exchange Commission on June 30, 2000;

- Telefónica del Perú's reports on Form 6-K, filed with the Securities and Exchange Commission on October 25, 2000 and November 27, 2000; and

- any future filings on Form 20-F made by Telefónica del Perú with the Securities and Exchange Commission under the Securities Exchange Act of 1934 after the date of this information statement and prior to the share distribution date, and any future filings by Telefónica del Perú on Form 6-K during such period that are identified in such forms as being incorporated by reference into this information statement.

You may request a copy of any of the information that has been incorporated by reference and that has not been delivered with this information statement, at no cost, by writing or calling us at Avenida Arequipa, 1155, 4th floor, Santa Beatriz, Lima, Peru, attention: Investor Relations, telephone 511-470-1616.

## QUESTIONS AND ANSWERS ABOUT THE SPIN-OFFS

***Q: What transaction is being proposed?***

**A:** We are proposing spin-offs in which we are establishing two new independent Peruvian corporations, Telefónica Móviles Perú Holding S.A.A., or WirelessCo, and Telefónica Data Perú Holding S.A.A., or DataCo, to separately conduct our existing wireless telephone operations and data transmission business, respectively. Telefónica del Perú will continue to focus on the fixed local and domestic and international long-distance services throughout Peru, as well as public telephony.

***Q: What is the reason for the spin-offs?***

**A:** Telefónica S.A., our controlling shareholder, is currently undergoing a reorganization of its global businesses along business lines to enhance its strategic and competitive position globally and in each of these business lines. Telefónica expects the implementation of its reorganization to create value to its shareholders, achieve economies of scale, focus management resources by business line and result in operating efficiencies, increased revenues and earnings growth.

***Q: What will I receive in the spin-offs?***

**A:** After the spin-offs are completed and subject to shareholders' approval, you will receive:

- 0.5669970 new Telefónica del Perú class A-1 shares, 0.4041148 WirelessCo class A-1 shares and 0.0288882 DataCo class A-1 shares for every Telefónica del Perú class A-1 share owned;
- 0.5669970 new Telefónica del Perú class B shares, 0.4041148 WirelessCo class B shares and 0.0288882 DataCo class B shares for every Telefónica del Perú class B share owned;
- 0.5669970 new Telefónica del Perú class C shares, 0.4041148 WirelessCo class C shares and 0.0288882 DataCo class C shares for every Telefónica del Perú class C share owned; and
- 5.669970 new Telefónica del Perú class B shares in the form of class B shares or ADSs, 4.041148 WirelessCo class B shares and 0.288882 DataCo class B shares for every Telefónica del Perú ADS owned.

Under Peruvian law, the terms of the spin-offs, including the exchange ratios, may be modified at the shareholders' meeting.

***Q: What vote of stockholders is required to approve the spin-offs?***

**A:** The spin-offs require approval by a majority of holders of the outstanding shares of Telefónica del Perú represented at a shareholders' meeting scheduled for December 22, 2000. As of November 30, 2000, Telefónica, S.A. and its affiliates beneficially owned approximately 97% of all Telefónica del Perú shares outstanding. We have been informed that Telefónica intends to vote its shares in favor of the spin-offs, so approval of the spin-offs at the shareholders' meeting is assured without the affirmative vote of any other shareholder.

***Q: Do I have dissenters' rights?***

**A:** If you so choose, you will be entitled to exercise dissenters' rights upon approval of the spin-offs so long as you take all the steps required to perfect your rights. See "The Spin-Offs – Dissenters' Rights" in this information statement.

***Q: When will the spin-offs be completed?***

**A:** We are working towards completing the spin-offs as quickly as possible. In addition to stockholder approval, we must also obtain regulatory approvals. We expect to complete the spin-offs during the first quarter of 2001.

***Q: Whom do I call if I have questions about the spin-offs?***

**A:** If you have any questions, require assistance, or need additional copies of this information statement or other related materials, please call or write us at Avenida Arequipa, 1155, 4th floor, Santa Beatriz, Lima, Peru, attention: Investor Relations, telephone 511-470-1616.

## SUMMARY

*The following is a summary of the material information from this information statement and may not contain all of the information that may be important to you. To understand the proposed spin-offs more fully and for a more complete description, you should carefully read this document and the documents incorporated by reference.*

**Telefónica del Perú** ........................ We are a full service telecommunications provider, offering fixed local and domestic and international long-distance telephone services throughout Peru. We also offer a wide range of other telecommunications services, including:

- public telephones;
- cellular telephone services;
- paging services;
- business communications; and
- telephone directory and advertising.

At September 30, 2000, we had approximately 1.7 million lines in service, including public telephone lines operated by us, and digitalization rates of 96.0% for local switching equipment. On the basis of revenues, S/.4.36 billion (U.S.$1.24 billion), and of net income, S/.689 million (U.S.$196 million), we were the largest company in Peru in 1999.

**The SpinCos** ............................ Telefónica Móviles Perú Holding S.A.A., or WirelessCo, and Telefónica Data Perú Holding S.A.A., or DataCo, two new independent Peruvian corporations, will be established in two concurrent spin-offs of our wireless telephone operations and our data transmission business, respectively. At September 30, 2000:

- our wireless telephone operations that will be spun-off to WirelessCo consisted of 851,000 customers and a 69.0% share of the Peruvian market; and

- our data transmission business that will be spun-off to DataCo consisted of 622 clients and a 95.8% share of the Peruvian market.

**Capital Structure of the SpinCos** ............ WirelessCo and DataCo will each have our same capital structure, with three classes of shares. The class A-1 shares will have the right to elect 9 directors and the class B shares will have the right to elect 8 directors of the respective company's boards of directors. Class C shareholders will have the right to elect one director if and when class C shares represent three per cent or more of the total capital stock of WirelessCo or DataCo, as applicable. If and when class C shareholders elect one director, class B shareholders will then have the right to elect only 7 directors. Each class carries as many votes as directors are to be elected by that class of shares.

Our capital stock will be reduced by the book value of the net assets of the spun-off businesses. Consequently, the shares of our capital stock will be cancelled and new shares reflecting our reduced capital stock will be issued to holders of existing Telefónica del Perú shares of record on a date to be announced.

**The Spin-offs** ............................

The spin-offs will be conducted by means of a procedure under Peruvian corporate law called *escisión*. Following approval by a majority of holders of our shares at a shareholders' meeting scheduled for December 22, 2000 and effective January 1, 2001:

- WirelessCo and DataCo will operate as independent Peruvian companies, and specified assets of Telefónica del Perú, including shares of specified subsidiaries, will be transferred to each of WirelessCo and DataCo, as applicable;

- Telefónica del Perú's capital stock will be reduced by the shareholders' equity of the spun-off businesses;

- All of Telefónica del Perú shares will be cancelled and new shares reflecting its reduced capital stock will be issued to shareholders of record on a date to be announced in proportion to their current interests in Telefónica del Perú; and

- Each holder of any class of Telefónica del Perú shares will receive new Telefónica del Perú, WirelessCo and DataCo shares of the corresponding class for every Telefónica del Perú share owned in a ratio to be approved at the shareholders' meeting.

Under Peruvian law, the terms of the spin-offs may be modified at the shareholders' meeting.

**Distribution of the New Shares** ..............

For an initial period after the spin-offs approval date, the SpinCos shares will not be separated from Telefónica del Perú shares and may only be owned or traded together with the Telefónica del Perú shares. Following the spin-offs approval date but before the new shares distribution date, your shareholding will be reflected by provisional book entry annotation made on the shareholder list maintained by the Peruvian clearinghouse institution. Distribution of the new shares will generally be made by definitive book entry annotation in the shareholder list maintained by the Peruvian clearinghouse. These dates will follow a Peruvian statutory period of at least 30 days from the last publication of the shareholders' resolution approving the spin-offs and are expected to occur in

March 2001. See "The Spin-offs —Effects of the Spin-offs on Holders of Telefónica del Perú ADSs" for a description of the process whereby new shares will be made available to Telefónica del Perú ADS holders.

**Listing and Trading of the SpinCos Shares ....**

Beginning on the new shares distribution date, we expect that the class B and C shares of each of WirelessCo and DataCo will trade on the Lima stock exchange. In each case, admission to listing and trading will be subject to approval. The class A-1 shares will not be traded on any market.

**Shareholder Approval of the Spin-offs ........**

The spin-offs require approval by a majority of holders of the outstanding Telefónica del Perú shares represented at a shareholders' meeting scheduled for December 22, 2000. As of November 30, 2000, Telefónica, S.A. and its affiliates beneficially owned approximately 97% of all Telefónica del Perú shares outstanding. We have been informed that Telefónica intends to vote its shares in favor of the spin-offs, so approval of the spin-offs at the shareholders' meeting is assured without the affirmative vote of any other shareholder.

**Certain Rights of Shareholders and Creditors ...............................**

You may have the right, as a holder of Telefónica del Perú shares, to dissent and demand cash payment for your shares within 10 days of the last publication of the shareholders' resolution approving the spin-offs.

Under Peruvian corporate law, any shareholder:

- whose vote against the spin-offs is recorded in the minutes of the shareholders' meeting,
- who is not present at the shareholders' meeting or
- who is unreasonably deprived of his right to vote,

will have the right to challenge the spin-offs approved at the shareholders' meeting if they violate Peruvian law, our charter or by-laws or if they benefit one or more shareholders to the detriment of Telefónica del Perú. The shareholders can also seek to invalidate the spin-offs if Peruvian law or civil code provide grounds for such invalidation. In accordance with Telefónica del Perú's by-laws, such invalidation must be sought through an arbitration proceeding after one month from the registration of the spin-offs in the Peruvian Public Registry of Commerce. The shareholder who seeks such annulment must remain a shareholder of Telefónica del Perú for the duration of the arbitration proceeding. The spin-offs can also be temporarily suspended in court upon demand of shareholders representing 20% of our capital stock.

In addition, during the 30-day statutory period following the date of the last publication of the shareholders' resolution approving the spin-offs, the spin-offs may be challenged in Peruvian courts by any of our creditors.

Additionally, any person with legitimate interest may seek to invalidate the spin-offs within one year after the adoption of the resolutions if they violate any fundamental Peruvian legal norms or create grounds for nullification under the Peruvian civil code. If the spin-offs are registered in the Peruvian Public Registry of Commerce, the annulment may be based solely on the invalidation of the resolutions adopted by the shareholders' meeting that approved the spin-offs. The annulment must be sought within six months from the registration of the spin-offs in the Peruvian Public Registry of Commerce. In this case, the annulment will not affect the validity of the obligations that arise after the spin-offs' effective date and all companies involved in the spin-offs will be jointly and severally liable for these obligations. Telefónica del Perú cannot anticipate the consequences of any such challenge.

**Certain U.S. and Peruvian Tax Consequences** ............................

The spin-offs are not a taxable event for Peruvian income tax purposes. The spin-offs may be treated as a taxable distribution to U.S. shareholders. See "Material Tax Considerations."

## THE SPIN-OFFS

### Overview

This information statement has been prepared to inform our shareholders about the proposed spin-offs of our wireless telephone operations and data transmission business. The proposed spin-offs were approved by our board of directors on November 22, 2000.

The spin-offs will establish WirelessCo and DataCo as new Peruvian corporations, independent of us, engaged in the wireless telephone operations and data transmission business, respectively. None of Telefónica del Perú, WirelessCo or DataCo will own directly any capital stock of each other following completion of the spin-offs. The relationships among the three companies will be limited to:

- agreements relating to the implementation of the spin-offs;
- ordinary course commercial relationships of the kind that normally occur between a major fixed-line network operator, a major wireless network operator and a major data transmission services provider; and
- certain transitional arrangements that will continue while WirelessCo and DataCo develop independent capabilities. See "— Certain Relationships Among Us and the SpinCos". We and the SpinCos will initially have the same shareholders and will continue to be controlled by Telefónica and its affiliates. See "Controlling Shareholder".

In the spin-offs, each of our shareholders will also become a shareholder of the SpinCos. However, there will be a statutory period of at least 30 days between the date of the last publication of the shareholders' resolution approving the spin-offs and the date the new shares are distributed. Distribution of the new shares will generally be made by definitive book entry annotation in the shareholder list maintained by CAVALI ICLV S.A., Peru's clearinghouse institution.

In addition, as part of our reorganization, we are creating a subsidiary named Telefónica Publicidad e Información S.A.C., or TPI Perú, to focus on our telephone directory business. In the future, we intend to transfer our interest in TPI Peru to Telefónica Publicidad e Información, S.A., a subsidiary of Telefónica focused on the telephone directory business.

### Reasons for the Spin-offs

The spin-offs are part of the overall strategy of our controlling shareholder, Telefónica, to continue and expand its business. The reorganization started three years ago to permit managerial and operational consolidation of business lines and to enhance Telefónica's strategic and competitive position. Telefónica's objective is to develop separate, but affiliated, business units to conduct its various businesses throughout Spain, Latin America and in other regions.

In a meeting held on January 12, 2000, Telefónica's board of directors created two new global business lines. The Telefónica board established Telefónica Móviles as the vehicle to consolidate the wireless telephone operations of the Telefónica group and Telefónica DataCorp to consolidate its worldwide data transmission businesses. Terra Networks is the vehicle that will consolidate Telefónica's internet operations. Telefónica Publicidad e Información S.A., is the vehicle that will consolidate Telefónica's telephone directory business.

In May 2000, Telefónica launched offers to exchange Telefónica shares and ADSs for shares and ADSs of its subsidiaries in Brazil, Peru and Argentina. The purpose of these exchange offers was to provide holders of equity securities of these subsidiaries an opportunity to participate in the benefits expected to be achieved by the Telefónica group's reorganization. By holding equity interests in Telefónica, instead of one of its subsidiaries, these minority shareholders would be able to align their interests with Telefónica's and those of Telefónica's shareholders.

Upon the expiration of the Peruvian exchange offer, shareholders representing 53.12% of our capital stock tendered their shares and/or ADSs in exchange for Telefónica shares and/or ADSs. Consequently, Telefónica became the beneficial owner of:

- 424,095,420 Telefónica del Perú class B shares (including converted class C shares); and
- 69,385,184 Telefónica del Perú ADSs.

Telefónica is also engaging in a series of parallel but independent spin-offs of the wireless, data transmission and telephone directory businesses of its affiliates in Brazil and Argentina. We believe that the implementation of the spin-offs and the reorganization of our businesses along business lines will give rise to synergies resulting from:

- the scale and scope of economies that arise with the integration of the telecommunications networks of Telefónica's affiliate companies in Latin America;
- increased bargaining power on the part of these Telefónica affiliates in negotiating contracts with suppliers and other persons;
- cost savings associated with combining several duplicative corporate functions;
- reduction in the time required for development and marketing of new products and services and the resulting improved customer satisfaction;
- improvement of internal network operations, marketing research and customer care systems; and
- greater influence on industry standards and the resulting efficiencies.

Telefónica is targeting cost and capital expenditure savings achieved through synergies that would positively affect its annual operating after tax cash flow by approximately U.S.$434 million by 2002 and approximately U.S.$571 million by 2004. Other synergies could arise in the revenue side through the transfer of the best practices in the management of clients, channels and competitive analysis, the development of global services for multinational clients and lower "time to market" when launching new products.

Telefónica's current structure requires that management resources be devoted to each line of business in each jurisdiction in which it operates. Its current structure does not permit optimization of management resources. Telefónica believes that its current structure fails to minimize operating costs. Also, the existing structure does not create sufficient means and incentives for management personnel engaged in the same businesses to develop coordinated strategic initiatives. Telefónica's proposed business structure would allow greater sharing of management resources and align the interests of the management personnel engaged in the same line of business.

Telefónica's existing corporate structure is complex and does not promote our strategic flexibility or that of Telefónica as a whole. Telefónica's existing structure now requires it to compete, through its affiliates and often on a country by country basis. Our competitors and those of Telefónica are engaged in one or more of the same businesses on a regional or global basis. Moreover, the trend in the telecommunications industry is towards:

- greater globalization;
- consolidation; and
- opening of local markets to larger numbers of competitors.

We believe that Telefónica del Perú and the Telefónica group as a whole will suffer from a competitive point of view if we are prevented from achieving economies of scale on a business line by business line basis. These spin-offs are being proposed in order to improve our competitive position by eliminating or minimizing these difficulties.

In our view, a structure that allows a business line by business line focus is most likely to enable us and our affiliates to best take advantage of the strategic alternatives that may be presented.

**Shareholder Approval**

Our board of directors decided on November 22, 2000 to propose the spin-offs to our shareholders. On December 22, 2000, we will hold a shareholders' meeting to approve the spin-offs. As of November 30, 2000, Telefónica and its affiliates beneficially owned approximately 97% of all Telefónica del Perú shares outstanding. We have been informed that Telefónica intends to vote its shares in favor of the spin-offs, so approval of the spin-offs at the shareholders' meeting is assured without the affirmative vote of any other shareholder.

In accordance with Peruvian law, notice of the shareholders' meeting was given on November 24, 2000 by publication in Peruvian newspapers.

**Description of the Spin-offs**

The spin-offs will be implemented using a procedure under Peruvian corporate law called *escisión.* This procedure differs from the procedure by which a spin-off is typically conducted in the United States, where a parent company distributes to its shareholders shares of a subsidiary. Under the *escisión*, we will identify and separate from our balance sheet prepared as of September 30, 2000, the assets and liabilities to be transferred to each of the SpinCos as follows:

- *Wireless business.* We will transfer to WirelessCo our 99.99% ownership interest in our subsidiary Telefónica Móviles S.A.C., a Peruvian corporation that owns the assets and liabilities relating to our wireless telecommunications business. As a result of this transfer, WirelessCo will undergo a capital increase reflecting the shareholders' equity received and subsequently issue shares to our shareholders in proportion to their respective interests in Telefónica del Perú's capital stock; and

- *Data transmission business.* We will transfer to DataCo all assets and liabilities relating to our data transmission business. As a result of this transfer, DataCo will undergo a capital increase reflecting the shareholders' equity received and subsequently issue shares to our shareholders in proportion to their respective interests in Telefónica del Perú's capital stock. Additionally, we have created a subsidiary named Telefónica Data Perú S.A.C. in order to obtain the concession to provide data transmission services. Once the concession is granted, Telefónica Data Perú will be merged into DataCo. There can be no assurances, however, that Telefónica Data Perú will obtain the necessary concession.

Additionally, our capital stock will be reduced by the shareholders' equity of the spun-off businesses. Consequently, the shares of our capital stock will be cancelled and new shares reflecting our reduced capital stock will be issued to holders of existing Telefónica del Perú shares of record on a date to be announced. The value of the assets and liabilities of the businesses to be spun-off were determined based on WirelessCo and DataCo's pro forma balance sheets as of September 30, 2000. Any differences between the amounts determined on the pro forma balance sheets as of that date and the actual amounts reflected on the balance sheets prepared as of the spin-offs effective date will be reflected in a separate account in the financial statements of each of WirelessCo, DataCo and Telefónica del Perú.

The *escisión* will be approved on December 22, 2000 by a single action of the shareholders at the shareholders' meeting allocating specified assets and liabilities to each of the SpinCos.

Following approval at the shareholders' meeting and effective January 1, 2001:

- SpinCos will operate as separate companies, with fully independent legal existences and full capacity to own and dispose of their respective assets;

- Specified assets of ours, including the shares of specified subsidiaries, will be transferred to the SpinCos;

- Provisional book entry annotations will be made on the shareholders list maintained by Peru's clearinghouse institution until definitive annotations can be made on the new shares distribution date; and

- Certain agreements between us and each of the SpinCos will take effect.

Promptly following the spin-offs approval date, the resolution from the shareholders' meeting will be published in the Peruvian official gazette three times, with 5-day periods in between each publication. Following the last publication of the resolution, Peruvian law provides for a period of 30 days during which the spin-offs may be challenged by certain parties, as described below. The SpinCos shares will not be delivered or held separately from Telefónica del Perú shares before the end of this 30-day statutory period. Following this statutory period, the resolution from the shareholders' meeting will be notarized and registered in the Peruvian Public Registry of Commerce.

The spin-offs will affect our shareholders as follows:

- Each owner of one Telefónica del Perú class A-1 share will become the owner of 0.5669970 new Telefónica del Perú class A-1 shares, 0.4041148 WirelessCo class A-1 shares and 0.0288882 DataCo class A-1 shares.

- Each owner of one Telefónica del Perú class B share will become the owner of 0.5669970 new Telefónica del Perú class B shares, 0.4041148 WirelessCo class B shares and 0.0288882 DataCo class B shares.

- Each owner of one Telefónica del Perú class C share will become the owner of 0.5669970 new Telefónica del Perú class C shares, 0.4041148 WirelessCo class C shares and 0.0288882 DataCo class C shares.

- Each owner of one Telefónica del Perú ADS will become the owner of 5.669970 new Telefónica del Perú class B shares in the form of class B shares or ADSs, 4.041148 WirelessCo class B shares and 0.288882 DataCo class B shares.

Under Peruvian law, the terms of the spin-offs, including the exchange ratios described above, may be modified at the shareholders' meeting.

Prior to the share distribution date, however, we will instruct CAVALI ICLV S.A., or CAVALI, the Peruvian clearing institution, to make provisional book entry annotations in the shareholder list it maintains.

**The Share Distribution Date**

The shares of each of Telefónica del Perú and the SpinCos will be separated following the expiration of the period during which the spin-offs may be challenged under Peruvian corporate law. Telefónica del Perú currently expects to be able to announce the share record date and the share distribution date no later than March 1, 2001, although no assurances can be given that such an announcement will be made by such date.

Distribution of the new shares will generally be made by definitive book entry annotation in the shareholder list maintained by CAVALI. Beginning on the share distribution date, it is expected that:

- SpinCos shares will commence trading on the Lima stock exchange; and

- the new Telefónica del Perú shares will trade on the Lima stock exchange.

**Effects of the Spin-offs on Holders of Telefónica del Perú ADSs**

As of the spin-offs approval date, each ADS will represent the right to receive the corresponding number of new class B shares of Telefónica del Perú, WirelessCo and DataCo to be distributed on the share distribution date.

*SpinCos shares*. Telefónica del Perú does not currently intend to establish a sponsored ADS program for the class B shares of WirelessCo or DataCo. Because the class B shares of Wireless Co and SpinCo will be in book-entry form on the shareholder list maintained by CAVALI, persons who hold Telefónica del Perú ADSs, directly or through their brokers, must notify Morgan Guaranty Trust Company of New York, as depositary, prior to the deadline to be announced, of an account at Euroclear, Clearstream or another bank or broker that is, directly or indirectly, a participant in the CAVALI depositary system, to which class B shares are to be credited. If a Telefónica del Perú ADS holder, directly or through its broker, does not already have such an account, such Telefónica del Perú ADS holder may contact a participant to open an account. Class B shares cannot be delivered to Telefónica del Perú ADS holders in the absence of an account, either directly or indirectly, with a participant. For purposes of holding class B shares, Telefónica del Perú ADS holders may wish to consult with their brokers.

In the event that the depositary does not receive account details for the transfer of the class B shares to Telefónica del Perú ADS holders, Morgan Guaranty Trust Company of New York has advised Telefónica del Perú that it will, pursuant to the Deposit Agreement among Telefónica del Perú, Morgan Guaranty Trust Company of New York, as depositary, and the holders from time to time of Telefónica del Perú ADSs, arrange for the sale of the class B shares of WirelessCo and DataCo and distribute the net cash proceeds to the relevant Telefónica del Perú ADS holders as soon as is practicable after the deadline to be established by the depositary for ADS holders either to notify the depositary of an account with a participant or to open a new account with a participant. Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents are withheld without liability for interest and added to future cash distributions. There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any of the shares at a specified price, nor that any of such transactions can be completed within a specified time period.

*Telefónica del Perú ADSs*. Persons holding Telefónica del Perú ADSs through the facilities of The Depository Trust Company, or DTC, will receive the distribution of the new Telefónica del Perú ADSs by book entry only through the facilities of DTC. Persons holding Telefónica del Perú ADSs directly will receive the distribution of new Telefónica del Perú ADSs through the ADS Direct Registration System. ADSs will be made available to direct holders of Telefónica del Perú ADSs on or as soon as practicable after the share distribution date. Persons holding ADSs through a broker or other securities intermediary should consult such broker or other securities intermediary concerning distribution of the new Telefónica del Perú ADSs.

**Certain Relationships Among Us and the SpinCos**

Immediately after the spin-offs, we will not own directly any of the SpinCos shares and the SpinCos will not own any Telefónica del Perú shares or ADSs.

Following the spin-offs, there will be a variety of contractual relationships between us and each of the SpinCos, both to accomplish the separation of the spin-offs and to provide for ongoing commercial relationships. They fall into the following three broad categories:

*Arrangements implementing the spin-offs*. The separation of the two businesses and the transfer of assets and liabilities to each of the SpinCos will be effected by the action of our shareholders at the shareholders' meeting. We and the SpinCos will also be obligated to further ensure that the purposes of the spin-offs are fully achieved, by virtue of shareholder resolutions or other arrangements providing for such matters as indemnification, releases, assistance in obtaining consents, exchange of information, covenants relating to the tax treatment of the spin-offs and similar matters.

*Transitional services*. We expect to enter into an arrangement with each of the SpinCos under which we will provide a variety of services to each of the SpinCos on an interim basis. These services will include certain data processing and corporate support and administrative services. They will generally be provided at market prices.

*Continuing commercial relationships*. We and the SpinCos each have extensive telecommunications operations in closely related markets in Peru. As a result, we will have a wide variety of ongoing relationships, many of which are already in place. These include interconnection between networks and use of each other's services. In general, these relationships will be governed by terms similar to those on which each company does business with other independent parties.

**Dissenters' Rights**

Under Peruvian corporate law, a holder of Telefónica del Perú shares may, as a result of the spin-offs, have the right to dissent and receive the capital represented by its shares. If you hold Telefónica del Perú shares or ADSs and want to exercise your dissenters' rights, you must send Telefónica del Perú a notarized written request informing of your desire to dissent. You will receive the average market price per Telefónica del Perú share during the last six months as recorded on the Lima stock exchange. If Telefónica del Perú's shares are not listed at the time of such exercise, you will receive the book value of your shares as of the last day of the preceding month. You must exercise your dissenters' rights within 10 calendar days following the last publication of the shareholders' resolution approving the spin-offs. Payment on the dissenters' rights must be made within two months of the date you exercise your right and will include interest accrued as of such date, except (i) when payment during such term could endanger Telefónica del Perú's stability or (ii) if Telefónica del Perú has insufficient immediately available funds, in which case payment will made under the terms and conditions set by arbitration. If you hold Telefónica del Perú ADSs, you will need to cancel your ADSs and hold the class B shares to exercise your dissenters' rights.

**Judicial Proceedings to Challenge the Spin-offs**

Under Peruvian corporate law, any shareholder:

- whose vote against the spin-offs is recorded in the minutes of the shareholders' meeting,
- who is not present at the shareholders' meeting or
- who is unreasonably deprived of his right to vote,

will have the right to challenge the spin-offs approved at the shareholders' meeting if they violate Peruvian Corporate Law, our charter or by-laws or if they benefit one or more shareholders to the detriment of Telefónica del Perú. The shareholders can also seek to invalidate the spin-offs if Peruvian law or civil code provide grounds for such invalidation. In accordance with Telefónica del Perú's by-laws, such invalidation must be sought through an arbitration proceeding after one month from the registration of the spin-offs in the Peruvian Public Registry of Commerce. The shareholder who seeks such annulment must remain a shareholder of Telefónica del Perú for the duration of the arbitration proceeding. The spin-offs can also be temporarily suspended in court upon demand of shareholders representing 20% of our capital stock. In addition, during the 30-day statutory period following the date of the last publication of the shareholders' resolution approving the spin-offs, the spin-offs may be challenged in Peruvian courts by any of our creditors.

Additionally, any person with legitimate interest may seek to invalidate the spin-offs within one year after the adoption of the resolutions if they violate any fundamental Peruvian legal norms or create grounds for nullification under the Peruvian civil code. If the spin-offs are registered in the Peruvian Public Registry of Commerce, the annulment may be based solely on the invalidation of the resolutions adopted by the shareholders' meeting that approved the spin-offs. The annulment must be sought within six months from the registration of the spin-offs in the Peruvian Public Registry of Commerce. In this case, the annulment will not affect the validity of the obligations that arise after the spin-offs' effective date and all companies involved in the spin-offs will be jointly and severally liable for these obligations.

Telefónica del Perú cannot anticipate the consequences of any such challenge. We do not plan to definitively distribute the new shares until at least 30 days from the last publication of the shareholders' resolution approving the spin-offs, and we may further defer the distribution if there are challenges to the spin-offs or for any other reason.

## MATERIAL TAX CONSIDERATIONS

### General

The following is a discussion of the material Peruvian and U.S. federal income tax consequences to you in connection with your ownership of the SpinCos shares that you receive as a result of the spin-offs.

This discussion applies to you if you are a U.S. Holder which for these purposes are:

- citizens or residents of the United States;
- corporations or other entities taxed as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any political subdivision thereof; or
- estates or trusts the income of which is subject to U.S. federal income taxation regardless of its source.

### Peruvian Tax Consequences

#### *General*

The following section describes the material Peruvian tax consequences to you of receiving the SpinCos shares. The following discussion is based on Peruvian law and practice as applied and interpreted as of the date of this information statement, which are subject to change at any time, and does not apply to you if you are subject to treatment under Peruvian income tax law. There is currently no treaty for the avoidance of double taxation between Peru and the United States.

In general, Peruvian income tax legislation utilizes the concept of domicile to differentiate between classes of taxpayers. If you are an individual, you are considered to be domiciled in Peru if:

- you are a Peruvian citizen and are resident in Peru; or
- you are a non-Peruvian citizen and have lived in Peru for two years on a permanent basis or have lived in Peru for at least six months and elect to be treated as domiciled for tax purposes.

If you are a business entity, you are considered to be domiciled in Peru if:

- you are incorporated in Peru; or
- you are a branch, agency or permanent establishment of a non-Peruvian entity or individual, in which case you are subject to Peruvian taxes only on your Peruvian source income.

#### *The Spin-offs*

Under Peruvian income tax law, domiciled taxpayers are subject to taxation in Peru from income derived both in Peru and abroad. Non-domiciled taxpayers are only taxed on income derived in Peru. Income derived in Peru refers to the income produced by capital, goods or rights, including royalties, physically located or economically used in Peru regardless of the nationality or domicile of the parties that participate in the transaction and regardless of where the contract is executed or signed. Income obtained from dividends and/or any other form of profit sharing is exempt from taxation. As a result, shareholders, regardless of domicile, who receive cash and/or stock dividends are not subject to taxation.

After the spin-offs are completed, Telefónica del Perú shareholders will receive shares of WirelessCo, DataCo, and new shares of Telefónica del Perú. Given that no profit arises for the shareholders or the Company from this distribution of shares, no income tax would be applicable.

In addition, Peruvian income tax law provides that any profit from sale of stock and securities within the local stock exchange market is exempt from income tax until 2002.

**U.S. Tax Consequences**

The following is a discussion of the material U.S. federal income tax consequences relating to the spin-offs by Telefónica del Perú of WirelessCo and DataCo to U.S. Holders of Telefónica del Perú's shares or ADSs.

This summary does not address all of the U.S. federal income tax consequences that may be relevant to U.S. Holders based upon their personal circumstances, and does not discuss any aspect of state, local or foreign tax law. Moreover, this summary deals only with U.S. Holders that hold Telefónica del Perú shares or ADSs, and that will hold WirelessCo and DataCo shares, as capital assets for U.S. federal income tax purposes, and does not address U.S. Holders that may be subject to U.S. federal income tax rules, such as banks, insurance companies, securities dealers, tax-exempt entities or persons that hold Telefónica del Perú shares or ADSs as part of an integrated investment (including a straddle, conversion or hedging transaction). This discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as now in effect, and all of which are subject to change, possibly with retroactive effect. Any such change could affect the U.S. federal income tax consequences discussed herein.

The proposed structure for the spin-offs of WirelessCo and DataCo has been formulated without taking into account the technical requirements for qualifying the spin-offs as tax-free transactions under Section 355 of the Code. Given the factually intensive nature of the inquiries necessary for determining whether a spin-off qualifies as tax-free under Section 355 of the Code (for example, satisfaction of the active trade or business requirement), and the fact that Telefónica del Perú does not intend to investigate whether these technical requirements have been satisfied (nor will a ruling from the Internal Revenue Service be sought), it is unclear whether any or all of the spin-offs will qualify as tax-free transactions under Section 355. U.S. Holders should consult their own tax advisors in making the determinations necessary as to whether any or all of the spin-offs may qualify as tax-free under Section 355 of the Code.

***Tax-Free Spin-offs***

If a spin-off were to qualify as a tax-free spin-off under Section 355 of the Code, a U.S. Holder will not be subject to federal income taxation in respect of each spin-off that so qualifies (except to the extent cash is received in lieu of fractional shares of WirelessCo or DataCo, as applicable). Instead, the U.S. Holder's aggregate adjusted tax basis in its Telefónica del Perú shares or ADSs and its shares in each SpinCo received in a spin-off that qualifies as tax-free under Section 355 (each a "Qualifying SpinCo") after the spin-offs will equal the aggregate adjusted tax basis in its Telefónica del Perú shares or ADSs held by such U.S. Holder immediately prior to the spin-offs, allocated between the Telefónica del Perú shares or ADSs and the shares in each Qualifying SpinCo held by such U.S. Holder in proportion to the relative fair market values of each on the date of the spin-offs. Furthermore, a U.S. Holder's holding period for the shares in each Qualifying SpinCo will include the period during which such U.S. Holder owned its Telefónica del Perú shares.

U.S. Treasury regulations require that each U.S. Holder that receives stock in a spin-off that qualifies as tax-free under Section 355 of the Code attach to such U.S. Holder's federal income tax return for the year in which the spin-off occurs a detailed statement setting forth certain information relating to the tax-free nature of the spin-off. Telefónica del Perú does not intend to furnish any statements to shareholders in this regard.

***Taxable Spin-offs***

If a spin-off were not to qualify as a tax-free spin-off under Section 355 of the Code, the shares in each SpinCo (a "Non-Qualifying SpinCo") received in such a spin-off would constitute a taxable dividend for U.S. federal income tax purposes in an amount equal to the lesser of (i) the fair market value of the shares of each Non-Qualifying SpinCo received at the time of the spin-offs (plus any cash received in lieu of fractional shares of each Non-Qualifying SpinCo) and (ii) the current and accumulated earnings and profits of Telefónica del Perú (as determined under U.S. federal income tax principles). It is anticipated that the current and accumulated earnings and profits of Telefónica del Perú (as determined under U.S. federal income tax principles) will exceed the fair market value of the shares of each Non-Qualifying SpinCo received by a U.S. Holder (plus any cash received in lieu of fractional shares thereof), although Telefónica del Perú does not anticipate providing shareholders with any information in this regard. Such dividend would constitute ordinary dividend income from sources outside the United States, and would not be eligible for the corporate dividends-received deduction. In the unanticipated event that the fair market value of the shares of each Non-Qualifying SpinCo received by a U.S. Holder (plus any cash received in lieu of fractional shares of each Non-Qualifying SpinCo) exceeds the amount of current and accumulated earnings and profits of Telefónica del Perú (as determined under U.S. federal income tax principles), such excess would be treated as a nontaxable return of capital (thus reducing such U.S. Holder's adjusted tax basis in its Telefónica del Perú shares or ADSs) to the extent of a U.S. Holder's adjusted tax basis in the Telefónica del Perú shares in respect of which such distribution was received, and thereafter would be treated as a capital gain from U.S. sources. A U.S. Holder would have an initial tax basis in the shares of each Non-Qualifying SpinCo received in the spin-offs equal to their fair market value at the time of the spin-offs, and would have a holding period in such shares that begins on the date after the spin-offs.

***Backup Withholding and Information Reporting***

Backup withholding and information reporting requirements may apply to a U.S. Holder with respect to any cash received in lieu of fractional shares of each SpinCo and, in the case of a spin-off of a Non-Qualifying SpinCo, with respect to the shares of such Non-Qualifying SpinCo received. Any paying agent that is required to deliver an information return to the Internal Revenue Service with respect to any payment or distribution on a U.S. Holder's Telefónica del Perú shares or ADSs may be required to withhold tax from any such payment or distribution at a rate of 31% if the U.S. Holder fails to furnish its correct taxpayer identification number to certify that such U.S. Holder is not subject to backup withholding or otherwise to comply with the applicable requirements of the backup withholding rules. Certain U.S. Holders (including, among others, corporations) are not subject to the backup withholding requirements. Any amount withheld under the backup withholding rules generally may be claimed as a credit against such U.S. Holder's U.S. federal income tax liability provided that the required information is furnished to the Internal Revenue Service.

## INFORMATION ABOUT THE WIRELESS BUSINESS

### Business

Telefónica Móviles Perú Holding S.A.A., or WirelessCo, was created on November 17, 2000 as a *sociedad anónima abierta* organized under the laws of Peru with its principal executive offices at Avenida Arequipa 1155, Santa Beatriz, Lima, Peru. WirelessCo's telephone number is 511-215-7400. WirelessCo will focus on Telefónica del Perú's wireless telephone operations. After the completion of the spin-offs, WirelessCo will hold 99.99% of the capital stock of Telefónica Móviles S.A.C., a wholly-owned subsidiary of Telefónica del Perú and the leading wireless operator in Peru with approximately 851,000 customers at September 30, 2000 or more than double the number of customers of the other two wireless operations in the country combined. We refer to Telefónica Móviles S.A.C. as "Móviles Peru." Móviles Peru offers a broad range of wireless services, such as voice services, enhanced calling features, wireless internet and data services, international roaming, and wireless intranets and other corporate services. It was created in 1999 to separate our mobile telephony from fixed telephony. We estimate that Móviles Peru had approximately 69% of the existing wireless customers in Peru at September 30, 2000. We anticipate that growth in WirelessCo's market will be driven by increased penetration rates, as measured by customers in relation to total population, and the introduction of new wireless and data services. WirelessCo expects to maintain Móviles Peru's leadership position in the provision of these services in Peru.

The following table presents, at the dates and for the period indicated, selected data relating to Móviles Peru:

| | Year ended December 31, 1999 | Nine months ended September 30, 2000 |
|---|---|---|
| Net revenue from operations (nuevos soles in thousands) | 787,799 | 614,345 |
| EBITDA (nuevos soles in thousands) | 249,492 | 216,525 |
| Total customers (in millions at period end) | 0.7 | 0.8 |
| Pre-paid customers (in millions at period end) | 0.5 | 0.6 |
| Average monthly revenue per customer (in nuevos soles) | 120 | 83 |
| Average monthly minutes of usage | 122 | 88 |
| Population in service territory (in millions at period end) | 25.2 | 25.6 |

The predecessor entity of Móviles Peru commenced offering wireless services in Peru in 1993 with the launch of analog wireless services. In September 1997, the Telefónica group launched digital wireless service in Peru under the *MoviStar* brand name, which has since become one of the most widely recognized brands in Peru. In April 1997, the Telefónica group launched the first pre-paid wireless service in Peru, under the name of *Movifacil.* Following the spin-offs, Telefónica, S.A. has agreed to transfer a 93.2% interest in WirelessCo to Telefónica Móviles, S.A., the Spanish vehicle that will consolidate the wireless telephone operations of the Telefónica group, which is expected to occur in the first half of 2001, subject to receipt of regulatory and other approvals. As part of the Telefónica group, Móviles Peru is already functionally integrated into Telefónica Móviles. The goal of Telefónica Móviles is to become one of the five largest wireless operators in the world and Telefónica's 93.2% interest in WirelessCo to be transferred to Telefónica Móviles is expected to play an important role in achieving this goal.

Following is a description of the business that will be conducted by WirelessCo through Móviles Peru after the completion of the spin-offs:

### Business Strategy

The key elements of WirelessCo and Móviles Peru's strategy consist of the following:

- *Capture synergies through increased integration with Telefónica Móviles and its other operating companies.* WirelessCo plans to realize synergies through increased integration with Telefónica Móviles and its other wireless operating companies worldwide. Upon the completion of the spin-offs, WirelessCo will be able to take advantage of Telefónica Móviles's centralized purchasing and other functions, and develop technical, operational and other support programs. We believe this integration will provide WirelessCo with cost savings in purchasing infrastructure, applications and content and result in benefits from synergies which should arise from operating as a unified group across Latin America.

- *Strengthen its market leadership position in Peru.* WirelessCo seeks to maintain and develop Móviles Peru's strong market position in Peru through enhanced customer services, technological innovation, and the development and marketing of value-added services. WirelessCo plans to continue to lead the development of new services in the Peruvian market in order to retain high usage customers and to capture a significant portion of new customers. It is working to capitalize upon its market presence, well-established brands and extensive managerial and operational experience in every region in Peru. WirelessCo also intends to participate in the ongoing consolidation of the wireless industry in Latin America.

- *Lead the development of wireless internet and data markets.* As part of the Telefónica Móviles group, WirelessCo seeks to strengthen Móviles Peru's position in the emerging wireless internet and data markets. Telefónica Móviles is developing Terra Mobile which will also be offered by Móviles Peru to its customers. Terra Mobile is a joint venture with Terra Networks, Telefónica's internet business subsidiary, in which Telefónica Móviles holds a 51% interest. Terra Mobile was created to develop the wireless internet portal of the Telefónica group as well as wireless-related internet services and products.

**Services and Products**

Móviles Peru offers a wide variety of wireless and related services and products to consumer and business customers. We believe that Telefónica del Perú has been and WirelessCo will be leaders in the introduction of new products in the Peruvian market. WirelessCo plans to continue expanding Móviles Peru's offerings as new services and products become commercially feasible. The following are Móviles Peru's principal services and products:

- *Wireless voice services.* Móviles Peru's principal service is mobile wireless telephony and most of its other services and products involve enhancements and additional features for its wireless customers. Móviles Peru offers convenient and affordable wireless service in a variety of payment plans and packages, including payment on a contract and pre-paid basis. Its networks are designed and managed to provide high quality wireless voice services in Peru.

- *Enhanced calling features.* Móviles Peru's customers have access to a range of enhanced calling features including voice mail, call hold, call waiting, call forwarding and three-way calling. Some customers may receive a number of these services bundled with basic voice service, while other customers may choose to order them as optional supplements to their basic voice service.

- *Wireless internet.* Móviles Peru is developing its wireless internet sector as part of its strategy to continue to be a leader in the Peruvian wireless market. Móviles Peru offers internet access using wireless application protocol technology primarily under the *e-moción* brand. *E-moción* was developed by Telefónica Móviles and was the first wireless internet access service in the Spanish language. Through wireless internet access, Móviles Peru's customers are able to send and receive e-mail, browse web pages, purchase goods and services in m-commerce transactions and use our other data services.

- *Roaming.* Móviles Peru has roaming agreements that allow its customers to use their handsets on an international basis.

- *Trunking and paging services.* Móviles Peru offers paging services through small paging devices.

**Market**

With a population of 25.6 million people, Peru is the fifth largest wireless market in Latin America with 1.2 million customers at September 30, 2000, which represents a penetration rate of 5%. The Peruvian market has grown at a compound annual rate of 90% over the three years ended December 31, 1999. The market continues to expand rapidly, growing at a rate of 36% in 1999 and 20% in the nine months ended September 30, 2000.

**Network and Technology**

Móviles Peru operates both analog and digital networks. Its digital network is based upon the CDMA standard. It has roaming agreements enabling Móviles Peru's contract customers to make and receive calls in over 100 countries, including most of the Americas.

Móviles Peru's licenses entitle it to a 25 MHZ of spectrum in the 800 MHZ band. We believe that this spectrum is adequate for Móviles Peru's requirements.

Between 1997 and September 30, 2000, Móviles Peru invested over S/. 1,133 million in building out and enhancing its network, including approximately S/. 268 million in 1999. At September 30, 2000, its digital network consisted of five dual switching centers and 384 network sites providing coverage to over 50% of the population in its service territory. Móviles Peru is currently extending and enhancing its network coverage and has budgeted capital expenditures of approximately S/. 163 million in 2000 and S/. 172 million in 2001. These funds will be used to increase the network's coverage in rural areas and enhance the quality of its coverage of urban areas.

Móviles Peru's analog network has five dual switching centers (three in Lima and two in the provinces (Trujllo and Arequipa)) and 310 base stations. We do not anticipate significant capital expenditures in the future on the Peruvian analog network.

Móviles Peru's strategy is to use a variety of suppliers based on the quality and rates for their services and products. Motorola, Amper and Euroinsta are among its main suppliers.

**Sales and Marketing**

Móviles Peru is one of the largest advertisers in Peru. It utilizes all types of marketing channels, including television, radio, printed media, exterior signage, telemarketing, direct mail and internet advertising. Generally Móviles Peru's advertising emphasizes its image as the market leader and qualities such as convenience and reliability, with specific campaigns based on price or new product offerings.

For purposes of sales and distribution, Móviles Peru divides the Peruvian market into the consumer market and business market. For the consumer market, it uses 614 points of sale and 34 proprietary points of sale. Móviles Peru engages in direct sales to corporate customers through dedicated salespeople. Móviles Peru's current arrangements with distributors are growth-oriented contracts that pay the distributors per customer gained and periodically for continued service.

Móviles Peru offers several different pricing options for wireless service. At September 30, 2000, approximately 25% of its customers had a service contract, while 75% used pre-paid calling cards.

**Customer Care**

Móviles Peru maintains a customer relations call center with real time access to its information systems. This call center handled approximately 11 million calls in 1999. To control costs, all of the approximately 252 personnel employed at the call center at September 30, 2000 were outsourced, principally to Atento, Inc.

We estimate that Móviles Peru's average accumulated monthly churn rate for the nine months ended September 30, 2000 was 1.8% and 1.6% for 1999.

Móviles Peru's bad debt was 11% of net revenues from operations in 1999.

**Competition**

Móviles Peru currently has two competitors in the Peruvian market for wireless communications service: BellSouth and Nextel Peru. BellSouth began offering wireless service in 1993. At September 30, 2000 Móviles Peru had an approximately 69% market share of the wireless market in Peru. At September 30, 2000, BellSouth had an approximate 30% market share in the wireless market. Nextel Peru, with less than 2% of the wireless market, began by serving the business sector exclusively in April 1999, and recently began marketing wireless service to the general public. In addition, Stet Mobile Holdings, which is controlled by Telecom Italia, received a concession for a GSM/PCS license in March 2000. At September 30, 2000, Móviles Peru had 851,000 customers, compared to 356,000 for BellSouth and 21,000 for Nextel Peru. We estimate that during 1999 and the nine months ended September 30, 2000, the overall Peruvian market for wireless communications increased by 268,000 and 205,000 customers, respectively, of which approximately 77% and 68% became customers of Móviles Peru.

### Employees

At September 30, 2000, Móviles Peru had approximately 424 employees.

### Properties

Móviles Peru either owns or controls through long-term leases certain properties consisting of plant and equipment used to provide wireless communications services and properties used as administrative office buildings and/or retail sales locations, customer relationship centers, and other facilities, such as research and development facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide wireless communications services. The majority of the lines connecting Móviles Peru's services to other telecommunications services and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

### Legal Proceedings

Móviles Peru is involved in various legal proceedings arising in the ordinary course of its business. While it is not possible to determine the ultimate disposition of each of these proceedings, we believe the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on WirelessCo's results of operations or financial conditions.

## Unaudited Pro Forma Selected Financial Data of WirelessCo

The following pro forma selected financial information has been derived from WirelessCo's unaudited pro forma financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with, and is qualified in its entirety by reference to, our and WirelessCo's unaudited pro forma financial statements, including the notes thereto included elsewhere in this information statement. WirelessCo's unaudited pro forma financial statements are prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. Note 1 to Telefónica del Perú's financial statements included elsewhere in this information statement provide a description of the principal differences between Peruvian and U.S. GAAP.

| | Year Ended December 31, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| | (thousands of constant nuevos soles, except per share and per ADS amounts) | | (thousands of constant nuevos soles, except per share and per ADS amounts) | |
| **INCOME STATEMENT DATA** | | | | |
| **Peruvian GAAP:** | | | | |
| Operating revenues | 613,301 | 787,799 | 591,510 | 614,345 |
| Personnel | 20,095 | 32,374 | 23,370 | 29,527 |
| General and administrative | 285,551 | 262,059 | 192,767 | 154,246 |
| Depreciation and amortization | 47,899 | 94,707 | 58,584 | 98,149 |
| Technology transfer and management fee | 31,691 | 52,222 | 38,252 | 44,201 |
| Materials and supplies | 69,448 | 105,323 | 84,873 | 74,800 |
| Own work capitalized | (3,329) | (6,366) | (4,844) | (3,890) |
| Services rendered by Telefónica del Perú | 76,878 | 92,695 | 70,535 | 98,936 |
| Total operating expenses | 528,233 | 633,014 | 463,537 | 495,969 |
| Operating income | 85,068 | 154,785 | 127,973 | 118,376 |
| Early retirement program | (804) | (6,244) | (3,340) | — |
| Interest income | 7,102 | 7,294 | 5,500 | 288 |
| Interest expense | (41,855) | (76,282) | (54,057) | (48,024) |
| Inflation gain (loss)(1) | (32,855) | (80,411) | (61,187) | 8,971 |
| Other, net | (8,141) | (2,046) | (1,821) | (4,693) |
| Income before workers' participation and income tax | 8,515 | (2,904) | 13,118 | 74,918 |
| Workers' participation | (8,795) | (13,502) | (10,684) | (7,492) |
| Income tax | (23,745) | (36,454) | (28,847) | (20,228) |
| Net income | (24,025) | (52,860) | 26,413 | 47,198 |
| Net income per share | — | — | — | 0.063 |
| Weighted average number of shares outstanding | 148,096 | 148,096 | 148,096 | 749,337,844 |
| **U.S. GAAP(3):** | | | | |
| Operating income | (8,126) | (33,010) | (10,947) | 48,462 |
| Net income | (219) | (11,085) | 2,060 | 67,260 |
| Net income per share | — | — | 13.91 | 0.09 |
| **BALANCE SHEET DATA** | | | | |
| **Peruvian GAAP:** | | | | |
| Cash and cash equivalents | 8 | 11 | — | 26 |
| Property, plant and equipment, net | 1,285,418 | 1,631,249 | — | 1,665,653 |
| Total assets | 1,306,242 | 1,870,408 | — | 2,250,795 |
| Long-term indebtedness(2) | 598,366 | 790,388 | — | 702,000 |
| Total shareholders' equity | 251,214 | 618,665 | — | 850,538 |
| **U.S. GAAP(3):** | | | | |
| Property, plant and equipment, net | 1,182,259 | 1,513,005 | — | 1,483,036 |
| Total assets | 1,362,257 | 1,992,732 | — | 2,401,515 |
| Total shareholders' equity | 286,504 | 695,729 | — | 945,492 |

(1) Under Peruvian GAAP, the line item "Inflation gain (loss)" includes gains and losses from exposure to foreign exchange fluctuations.

(2) Not including current portion of long-term and short-term bank loans.

(3) Explanations of the principal differences between Peruvian GAAP and U.S. GAAP are provided in note 1 to Telefónica del Perú's financial statements included elsewhere in this information statement.

## Management's Discussion and Analysis of Financial Condition and Results of Operations of WirelessCo

The information in this section should be read together with the financial statements and notes thereto included elsewhere in this information statement. The financial statements are prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP and generally accepted accounting principles in other countries.

### Results of Operations

The following table sets forth selected unaudited income statement data expressed as a percentage of total operating revenues, for the periods indicated, prepared in accordance with Peruvian GAAP. Unless otherwise specified, all numbers are stated in thousands of constant nuevos soles as of September 30, 2000.

| | Years Ended December 31, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| Operating revenues | 100.0% | 100.0% | 100.0% | 100.0% |
| Personnel | 3.3% | 4.1% | 4.0% | 4.8% |
| General and administrative | 46.6% | 33.3% | 32.6% | 25.1% |
| Depreciation and amortization | 7.8% | 12.0% | 9.9% | 16.0% |
| Technology transfer and management fee | 5.2% | 6.6% | 6.5% | 7.2% |
| Materials and supplies | 11.3% | 13.4% | 14.3% | 12.2% |
| Own work capitalized | (0.5)% | (0.8)% | (0.8)% | (0.6)% |
| Services rendered by Telefónica del Perú | 12.5% | 11.8% | 11.9% | 16.1% |
| Operating expenses | 86.1% | 80.4% | 78.4% | 80.7% |
| Operating income | 13.9% | 19.6% | 21.6% | 19.3% |
| Early retirement program | 0.1% | 0.8% | 0.6% | — |
| Interest income | 1.2% | 0.9% | 0.9% | — |
| Interest expense | (6.8)% | (9.7)% | (9.1)% | (7.8)% |
| Inflation gain (loss) | (5.4)% | (10.2)% | (10.3)% | 1.5% |
| Other, net | (1.3)% | (0.3)% | (3.1)% | (0.8)% |
| Workers' participation | (1.4)% | (1.7)% | (1.8)% | (1.2)% |
| Income tax | (3.9)% | (4.6)% | (4.9)% | (3.3)% |
| Net income (loss) | (3.9)% | (6.7)% | 4.5% | 7.7% |

### Interim Period 2000 Compared to Interim Period 1999

#### *Operating revenues*

Revenues from operations consist primarily of monthly charges (including traffic charges and subscription fees), equipment sales and connection fees. Charges for the provision of cellular telephone services are subject to caps set by Peru's regulatory authorities. There are currently nine different tariff systems for our cellular telephone service. Connection fees are negligible (unless customers provide their own cellular handset, in which case they are approximately U.S.$100) while monthly subscription fees range from U.S.$14 to U.S.$166.

Operating revenues increased 3.8% from S/. 591.5 million in the 1999 interim period to S/. 614.3 million in the 2000 interim period. This increase was due, to a large extent, to a change in the provision of pre-paid services. Until September 30, 1999, pre-paid cellular services were provided by a third party in exchange for approximately 50% of the corresponding sales. Thereafter, Móviles Peru began to provide all pre-paid cellular services directly. As a result, Móviles Peru retained approximately S/. 20 million in additional pre-paid revenues for the period.

The increase was also due, to a lesser extent, to a 27.6% increase in the number of customers of Móviles Peru to approximately 851,000 at September 30, 2000 from approximately 667,000 at September 30, 1999. The increased number of customers was partially offset by a 33.0% decline in average revenue per user during the period. This decline was principally attributable to a change in customer mix as pre-paid customers increased to 75.0% of Móviles Peru's total customer base from 64.0% at September 30, 1999.

***Operating expenses***

Operating expenses consist principally of services provided by third parties, services rendered by Telefónica del Perú, depreciation and amortization and provisions for the collection of doubtful accounts. Operating expenses increased 7.0% from S/. 463.5 million in the 1999 interim period to S/. 496.0 million in the 2000 interim period. As a percentage of operating revenues, operating expenses increased from 78.4% in the 1999 interim period to 80.7% in the 2000 interim period. The increase in total operating expenses was mainly attributable to an increase in depreciation and amortization expenses and the fees paid for services rendered by Telefónica del Perú, which were offset in part by a decrease in provisions for collection of doubtful accounts.

*Personnel.* Expenses related to personnel consist primarily of salaries, benefits and retirement savings plan contributions. Personnel expenses increased 26.1% from S/. 23.4 million in the 1999 interim period to S/. 29.5 million in the 2000 interim period due to an increase in the number of employees. Móviles Peru hired additional permanent employees during the 2000 interim period to accommodate increased business activity.

*General and administrative.* General and administrative expenses primarily consist of the following:

- services offered by third parties, including publicity and product promotion events; and
- provisions for the collection of doubtful accounts.

General and administrative expenses decreased 20.0% from S/. 192.8 million in the 1999 interim period to S/. 154.2 million in the 2000 interim period due to a decrease in provisions for the collection of doubtful accounts following further reduced levels of delinquency due in part to the increase in the number of pre-paid cellular customers. This decrease in provisions was offset in part by increased expenses related to services rendered by third parties. These third party expenses were related to promotional events, advertising and marketing, and maintenance. Cellular commissions also increased due to the increase in the number of customers.

*Depreciation and amortization.* Depreciation and amortization expenses increased 67.4% from S/. 58.6 million in the 1999 interim period to S/. 98.1 million in the 2000 interim period. These higher expenses were due to an increase in the average depreciable asset base from S/. 1.3 million in the 1999 interim period to S/. 1.7 million in the 2000 interim period.

*Technology transfer and management fees.* Technology transfer and management fees increased 15.6% from S/. 38.3 million in the 1999 interim period to S/. 44.2 million in the 2000 interim period due to higher operating revenues, which are used to calculate the fees. These amounts represent the allocation of the technology transfer and management fees paid by Telefónica del Perú to Telefónica Internacional under its management contract. Under that contract, Telefónica del Perú pays a quarterly technology transfer of 1% of its operating revenues as well as a quarterly management fee of 9% of its operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties.

*Materials and supplies.* Expenses related to materials and supplies decreased 11.9% S/.84.9 million in the 1999 interim period to S/. 74.8 million in the 2000 interim period primarily due to lower cellular equipment costs.

*Own work capitalized.* Own work capitalized represents the value of work performed for and capitalized as part of fixed assets. The amount of own work capitalized decreased 19.7% from S/. 4.8 million in the 1999 interim period to S/. 3.9 million in the 2000 interim period, representing lower levels of capital expenditures.

*Services rendered by Telefónica del Perú.* Expenses related to services rendered by Telefónica del Perú include interconnection and usage charges, maintenance, management services and office leasing. These expenses increased 40.3% from S/. 70.5 million in the 1999 interim period to S/. 98.9 million in the 2000 interim period due to increased business activity and the establishment of cellular business distinct from Telefónica del Perú.

*Operating income*

Operating income decreased 7.5% from S/. 128.0 million in the 1999 interim period to S/. 118.4 million in the 2000 interim period, representing a 21.6% operating margin for 1999, compared to a 19.3% operating margin for 1998. This decrease was due primarily to increased expenses for services rendered by Telefónica del Perú.

*Financial and Other Income, Net*

Interest income decreased from S/. 5.5 million in the 1999 interim period to S/. 288 thousand in the 2000 interim period due to fewer customers who paid their cellular phone bills under a payment plan as a result of the increased use of pre-paid cellular services. Interest expense decreased 11.2% from S/. 54.1 million in the 1999 interim period to S/. 48.0 million in the 2000 interim period due to a decrease in average financial debt. In the 1999 interim period, the inflation loss amounted to S/. 61.2 million compared with an inflation gain of S/. 9.0 million in the 2000 interim period. The lower 2000 interim period loss was caused mainly by our net monetary liability position and by the application of a devaluation rate that was lower than inflation during the 1999 interim period. Other net loss increased from S/. 1.8 million in the 1999 interim period to S/. 4.7 million in the 2000 interim period.

*Workers' compensation*

Workers' participation expense is calculated as a percentage of income before income tax and workers' participation. Workers' compensation expense decreased 30.0% from S/. 10.7 million in the 1999 interim period to S/. 7.5 million in the 2000 interim period. Workers' compensation decreased notwithstanding the increase in taxable income due to the change in the accounting treatment of deferred income tax.

*Income taxes*

Income taxes amounted to S/. 20.2 million in the 2000 interim period, compared to S/. 28.8 million in the 1999 interim period, resulting in an effective tax rate of 27.0%. Income tax is determined as the larger of the income tax rate of 30% or the alternative minimum tax rate of 2% of total assets, excluding certain investments and certain property, plant and equipment adjusted for inflation.

*Net income*

As a result of the foregoing factors, net loss amounted to S/. 26.4 million in the 1999 interim period compared to a net income of S/. 47.2 million in the 2000 interim period.

**Fiscal Year 1999 Compared to 1998**

*Operating revenues*

Operating revenues increased 28.5% from S/. 613.3 million in 1998 to S/. 787.8 million in 1999. This increase was due to a 40.0% increase in the number of customers of Móviles Peru to approximately 700,000 at year-end 1999 from approximately 500,000 at year-end 1998. Revenues however increased at a slower rate than the number of total subscribers mainly due to the greater number of customers who used the pre-paid services of Movifacil, which generate lower average monthly revenues than the digital service of Movistar or the analog services of Moviline. The average monthly revenue per unit decreased from U.S.$40 in 1998 to U.S.$31 in 1999. However, the larger proportion of fixed pre-paid sales contributed to the reduction in the average subscriber acquisition cost to U.S.$120 in 1999 and to a considerable reduction in bad debt. At December 31, 1999, the number of customers who used the pre-paid cellular service accounted for 66.8% of the total number of cellular subscribers in 1999 compared to 47.8% in 1998.

***Operating expenses***

Operating expenses increased 19.8% from S/. 528.2 million in 1998 to S/. 633.0 million in 1999. As a percentage of operating revenues, operating expenses decreased from 86.1% in 1998 to 80.4% in 1999. The increase in total operating expenses was due primarily to an increase in expenses related to services provided by third parties as well as Telefónica del Perú and technology transfer and management fees, which were offset in part by a significant decrease in provisions for doubtful accounts following the change in policy in September 1998.

*Personnel expenses*. Personnel expenses increased 61.2% from S/. 20.1 million in 1998 to S/. 32.4 million in 1999 due to an increase in the number of employees following the establishment of Móviles Peru, which hired additional employees, in particular at the management level, to meet the demands of the new company.

*General and administrative expenses.* General and administrative expenses decreased 8.2% from S/. 285.6 million in 1998 to S/. 262.1 million in 1999 due to a decrease in provisions for doubtful accounts, which was due in large part to reduced levels of delinquency in 1999. Provisions for doubtful accounts decreased 53.3% from S/. 184.1 million in 1998 to S/. 86.0 million in 1999. Due to the unexpectedly weak economic conditions during the second half of 1998, Telefónica del Perú conducted an extensive review of its basic and cellular telephone customer base. This review led to a one-time charge in the third quarter of 1998, eliminating all accounts that were over 120 days past due. This extraordinary charge was attributable in part to unpaid accounts for 22,002 cellular subscribers who were discontinued during the period. As a result of the increase in payment defaults during the second half of 1998, full provisions are now made for accounts that remain outstanding for more than 120 days. Accordingly, the number of uncollectible accounts decreased from approximately 20% at January 1, 1998 to approximately 6% at December 31, 1999. This decrease was offset in part by increased third party expenses for marketing, advertising and maintenance resulting from the establishment of Móviles Peru in 1999 and increased cellular commissions due to the 40.0% increase in the number of customers.

*Materials and supplies.* Expenses related to materials and supplies increased 51.7% from S/. 69.4 million in 1998 to S/. 105.3 million in 1999, mainly due to higher cellular equipment sales costs, which were in turn due to an increase in the number of new customers and a change in the cellular equipment sales policy. Until 1999, authorized sales agents were each responsible for purchasing the cellular equipment from suppliers and in turn providing them directly to new customers. Since May 1999, Móviles Peru is responsible for incurring all of the equipment costs.

*Depreciation and amortization.* Depreciation and amortization expenses increased 97.7% from S/. 47.9 million in 1998 to S/. 94.7 million in 1999. These higher expenses were due to an increase in the average depreciable asset base from S/. 1.1 million in 1998 to S/. 1.5 million in 1999.

*Technology transfer and management fees*. Technology transfer and management fees increased 64.8% from S/. 31.7 million in 1998 to S/. 52.2 million in 1999 due to higher operating revenues, which are used to calculate the fees. These amounts represent the allocation of the technology transfer and management fees paid by Telefónica del Perú to Telefónica Internacional under its management contract.

*Own work capitalized.* Own work capitalized expenses increased 91.2% from S/. 3.3 million in 1998 to S/. 6.4 million in 1999 due to higher capital expenditures related to new Motorola analog and digital plant.

*Services rendered by Telefónica del Perú.* Expenses related to services rendered by Telefónica del Perú increased 20.6% from S/. 76.9 million in 1998 to S/. 92.7 million in 1999 due primarily to the establishment of Móviles Peru on January 1, 1999 and the related expenses associated with equipment maintenance, office leasing, interconnection and usage charges, and management services offered by Telefónica del Perú to Móviles Peru.

***Operating income***

Operating income increased 82.0% from S/. 85.1 million in 1998 to S/. 154.8 million in 1999. As a percentage of operating revenues, operating income increased from 13.9% in 1998 to 19.6% in 1999. This increase in the operating margin was due primarily to an increase in the number of customers and to the change in the policy for provisions for the collection of doubtful accounts in the third quarter of 1998.

### *Financial and Other Income, Net*

Interest income increased 2.7% from S/. 7.1 million in 1998 to S/. 7.3 million in 1999 due to an increase in the number of customers who paid their cellular bills on a payment plan. Interest expense increased 82.3% from S/. 41.9 million in 1998 to S/. 76.3 million in 1999 due to an increase in average financial debt. Early retirement charges increased from S/. 804 thousand in 1998 to S/. 6.2 million in 1999 due to an increase in the number of employees leaving Móviles Peru under the program. In 1999, the inflation loss amounted to S/. 80.4 million compared with an inflation loss of S/. 32.9 million in 1998. The 1999 loss was caused mainly by our net monetary liability position and by the application of a devaluation rate that was higher than inflation during 1998. Other net loss decreased from S/. 8.1 million to S/. 2.0 million.

### *Workers' compensation*

Workers' compensation increased 53.5% from S/. 8.8 million in 1998 to S/. 13.5 million in 1999.

### *Income taxes*

Income taxes amounted to S/. 23.7 million in 1998, compared to S/. 36.5 million in 1999.

### *Net income*

As a result of the foregoing, net loss increased from S/. 24.0 million in 1998 to S/. 52.9 million in 1999.

## U.S. GAAP Reconciliation

Under U.S. GAAP, net income was S/. 67.3 million for the nine months ended September 30, 2000 compared to S/. 47.2 million under Peruvian GAAP. Under U.S. GAAP, shareholders' equity was S/. 945.5 million at September 30, 2000 compared to S/. 850.5 million at September 30, 1999. WirelessCo's financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read note 1 to our financial statements included elsewhere in this information statement for a description of the principal differences between Peruvian and U.S. GAAP.

## Liquidity and Capital Resources

WirelessCo is a holding company and its principal assets will be the shares of its operating subsidiary, Móviles Peru. WirelessCo will rely largely on dividends from Móviles Peru to meet its need for cash, including for the payment of dividends to shareholders. We believe that WirelessCo's shareholding in Móviles Peru will be sufficient to allow it to control the payment of dividends by Móviles Peru.

Móviles Peru's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment. Móviles Peru has financed its capital expenditures and investments primarily with internally generated funds. Móviles Peru made capital expenditures of S/. 747.8 million and S/. 444.3 million in 1998 and 1999, respectively. The principal expenditures related primarily to the expansion and modernization of Móviles Peru's network.

Móviles Peru's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to continuing operations, and financing from Telefónica del Perú. Net cash flow generated from operating activities was S/. 370.3 million and S/. 374.0 million as of December 31, 1998 and 1999.

The principal indebtedness at September 30, 2000 was a U.S.$200 million three-year loan from Telefónica del Perú at an annual interest rate of approximately 9.4%. Móviles Perú's assets and liabilities include certain loans and other financings (which comprised substantially some of the external indebtedness of Telefónica del Perú), cash and other current assets, noncurrent assets and certain investments.

Móviles Peru anticipates that capital expenditures for 2000 will be funded with internally generated funds from operations. Móviles Peru expects to finance its capital expenditures, debt service obligations and dividend payments from internally generated funds and from its existing sources of debt financing.

**Quantitative and Qualitative Disclosures about Market Risk**

Telefónica Móviles is exposed to market risk from changes in both foreign currency exchange rates and interest rates. Telefónica Móviles is exposed to foreign exchange rate risk because certain of its costs are denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the nuevo sol). Similarly, Telefónica Móviles is subject to market risk deriving from changes in interest rates which may affect the cost of its financing. Telefónica Móviles does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

***Exchange Rate Risk***

Telefónica Móviles has exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. As at September 30, 2000, approximately S/. 749.6 million of the indebtedness of Telefónica Móviles was denominated in U.S. dollars. The potential immediate loss to Telefónica Móviles that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately S/. 73.0 million. In addition, if such a change were to be sustained, Telefónica Móviles' cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above is denominated. Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on Telefónica Móviles' results of operations.

***Interest Rate Risk***

At September 30, 2000, Telefónica Móviles had approximately S/. 749.6 million in loans and financing outstanding, all of which bore interest at fixed rates. The potential loss to Telefónica Móviles over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on September 30, 2000 would be approximately S/. 7.4 million. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, Telefónica Móviles' interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

## INFORMATION ABOUT THE DATA BUSINESS

### Business

Telefónica Data Perú Holding S.A.A., or DataCo, was created on November 17, 2000 as a *sociedad anónima abierta* organized under the laws of Peru with its principal executive offices at Avenida Arequipa 1155, Santa Beatriz, Lima, Peru. DataCo's telephone number is 511-210-4736. DataCo will focus on Telefónica del Perú's data transmission business. Its initial capital stock is S/.1,000, represented by 1,000 shares. DataCo is jointly owned by Telefónica del Perú, holding 999 shares, and Telefónica Soluciones Globales Holding S.A.C., holding 1 share. We expect it to be the principal provider of business communications and related services in Peru, offering data transmission services, intelligent network services, video-conferencing, Integrated Services Digital Network (ISDN) and other business-related services. Telefónica del Perú currently provides such services. DataCo's business communications services will be supported by a central service system that provides maintenance and technical support on a twenty-four hour basis. Our data business accounted for approximately 5.8% and 5.6% of our total operating revenues in 1999 and the nine months ended September 30, 2000, respectively.

We have created a subsidiary named Telefónica Data Perú S.A.C. in order to obtain the concession to provide data transmission services. Once the concession is granted, Telefónica Data Perú will be merged into DataCo. There can be no assurances, however, that Telefónica Data Perú will obtain the concession to provide data transmission services.

The following table presents, at the dates and for the period indicated, selected data relating to Data Co.:

| | Year ended December 31, 1999 | Nine months ended September 30, 2000 |
|---|---|---|
| Net revenue from operations (nuevos soles in thousands) | 79,567 | 99,378 |
| EBITDA (nuevos soles in thousands) | 20,535 | 29,041 |
| Total customers (at period end) | 622 | 622 |

Following is a description of the data transmission business we currently operate, which will be conducted by DataCo after the completion of the spin-offs:

### Business Strategy

The key elements of our existing strategy and of the future strategy of DataCo consist of the following:

- *Provide high-quality data transmission services.* DataCo's principal goal is to provide high-quality data transmission services, particularly Internet Protocol, or IP, network services. DataCo plans to focus on corporate clients. At September 30, 2000, our data division had a 95.8% market share, servicing 622 clients directly and over 9,000 indirectly.

- *Capture synergies through increased integration with Telefónica DataCorp and its other operating companies.* DataCo plans to realize synergies through increased integration with Telefónica DataCorp and its other data transmission operating companies worldwide. Upon the completion of the spin-offs, DataCo will be able to take advantage of Telefónica DataCorp's centralized purchasing and other functions, and develop technical, operational and other support programs. We believe this integration will provide DataCo with cost savings in purchasing infrastructure, applications and content and result in benefits from synergies which should arise from operating as a unified group across Spain and Latin America.

- *Strengthen its market leadership position in Peru.* DataCo seeks to maintain and develop our data division's strong market position in Peru through enhanced customer services, technological innovation, and the development and marketing of value-added services. As a leader in the telecommunications market it serves, DataCo intends to apply its sales and customer service resources to new market opportunities that arise as expanded services are provided by the other telecommunications divisions of Telefónica del Perú in response to increasing subscriber demand. In this regard, DataCo expects that its in-depth understanding of and experience with digital data transmission technology will provide it a competitive advantage. DataCo is committed to replace most of its data network with succeeding generations of products with lower costs, additional product features and improved serviceability.

- *Invest in product development.* DataCo expects to continue our data division's relatively high levels of investment in developing innovative new products and redesigning existing products. DataCo will monitor developing technologies and introduce products as defined standards and markets emerge. This diversification in products and services will continue to be a key to DataCo's business strategy.

**Services and Products**

Our data division offers a wide variety of data transmission and related services and products to corporate end-users. We believe that Telefónica del Perú has been and DataCo will be leaders in the introduction of new data transmission products in the Peruvian market. DataCo plans to continue expanding our existing offerings as new services and products become commercially and technologically feasible.

Data transmission services currently offered by us include Meganet (a packet switching network using X.25 protocol) and InterLAN (using a frame-relay protocol for the interconnection of local area networks, both nationally and internationally). DataCo also offers Internet access and other on-line information services, such as database access and electronic mail, through third parties under the *Unired* trade name.

In order to effectively meet the corporate market's communications needs, our data services and products are divided into the following five categories:

- *Data and internet services.* Includes all products and services that provide customers with data communication and connectivity solutions;

- *Information and internet services.* Includes value-added services that increase our customers' productivity and competitive strength;

- *Advanced client solutions.* Consists of professional and value-added services that provide support to our customers in the communications, procedures, information and security areas;

- *Telephone services.* Integrates products and services that meet the voice communication needs of our corporate clients; and

- *Circuit services.* Includes all services of infrastructure rental and management.

The following are DataCo's principal data, information and internet services and products:

- *LAN switches.* The use of network elements that allow a more dynamic, faster and more efficient form of communication is essential to address the rapid increase of network communications among today's corporate customers and the need to share data, applications and resources. By means of the local area network, or LAN, and through the use of a router, we provide our customers with worldwide access to Intranet/Extranet and Internet. We utilize switches to create LANs, which permits an optimization of the communications systems, the growth of any business unit and the management of the business through remote access from a central base station.

- *Video-conferencing.* Our video-conferencing equipment offer complete national and international interconnection, by means of the most advanced digital telephony technology, the Integrated Services Digital Network, or ISDN. The digital telephone lines utilized ensure fast and secure communication and are as easy to use as a regular telephone or fax machine. Our video-conferencing equipment combine the benefits of video, audio and data transmission services, creating a dynamic and interactive form of communication among its users.

- *Structured cable system.* Our structured cable system provides corporate users with fast connectivity that completely integrates the different elements of data transmission. It allows the use of equipment from different manufacturers in the same network and provides high quality transmission of voice, data and video. In addition, it eliminates connection deficiencies that typically arise from regular cable systems.

**Market**

At September 30, 2000, our data division had 95.8% of the Peruvian data communications market, servicing over 622 clients. DataCo's market in Peru is mainly represented by large corporations, multinational holding companies and the so-called "new economy players." DataCo anticipates that growth in its market will be driven by increased demand for Internet connectivity and transmission services, which are currently provided by Telefónica del Perú through our Internet Protocol network. DataCo plans to promote the use of information and Internet services based on the Telefónica Internet Center platform, or TIC, which will bring increased efficiencies with maximum security throughout the Peruvian market.

**Network and Technology**

Our data division utilizes a nationwide Internet Protocol MPLS network which is connected to our global network by means of a POP in Lurin, Lima. The IP MPLS network is also connected to the fixed telephony, ADSL and data transmission networks through non-switching dedicated circuits. The IP MPLS network allows us to provide IP services, such as private Intranet and Extranet IP networks, InfoInternet, corporate IP intelligent network and telephony, IP video and a variety of value-added services through the Telefónica Internet Center.

We also utilize a nationwide frame-relay network, which is connected to our global network and through which we provide data transmission services using a frame-relay protocol for the interconnection of local area networks, both nationally and internationally. We also operate a packet switching network using X.25 protocol, both nationally and internationally.

DataCo's plan for 2001 is to install a VSAT network for the provision of data transmission services through VSAT satellite circuit demand.

**Sales and Marketing**

Our general sales and marketing strategy is based on the offering of high-quality services and products and the unique dedication to our client base. As a company dedicated to customer satisfaction, Telefónica del Perú created a Commercial Operations Center that combines the following teams:

- *Sales*, which is comprised of account managers who provide customized support to our direct clients, as well as managers in the indirect channels division, who provide support to small and medium-sized companies;

- *Business*, responsible for developing new lines of activities for our data division;

- *Client engineering*, a team dedicated to the preparation of proposals for and highly significant projects and the subsequent provision of technical support to the client;

- *Sales management and support*, responsible for a product's entire sales process, from inception to installation, invoicing and collection; and

- *Marketing*, which develops and designs advertising and promotional strategies for each of our data division's services and products.

**Customer Care**

We provide our data division customers with the following customer services:

- *Direct sales force*, comprised of 50 managers who provide support to our direct customers;
- *Indirect sales force*, comprised of 7 managers focused on small office/home office customers and small and medium-sized companies;
- *Internet.* Our data division website provides customers with an email address for questions and inquiries as well as a customer service channel, the Data On Line. Data On Line also provides clients with real time access to account information and status of their respective networks, permits them to learn about our data division's recent developments and to order products on line;
- *Call center*, accessible through toll-free numbers; and
- *Presentation center*, a facility with 3 conference rooms equipped with high-technology audio and video equipment, designed for the presentation of our products and services to our customers.

**Competition**

At September 30, 2000, we had an approximately 95.8% market share of the data transmission services market in Peru. The remainder of the Peruvian market is divided among the following six competitors:

- *AT&T Latin America*, which provides Internet access, LAN services and value-added services;
- *Bell South*, which provides data transmission services utilizing TDM, frame-relay and ATM technologies;
- *Comsat del Peru*, which provides data transmission services utilizing frame-relay technology, Internet/Intranet services and value-added services;
- *Infoductos y Telecomunicaciones*, which provides Internet access;
- *Diveo*, which provides wireless Internet access and data transmission services; and
- *Global Village*, which offers VSAT satellite services.

**Employees**

At November 30, 2000, our data division had approximately 357 employees.

**Properties**

DataCo will lease most of its properties from Telefónica del Perú. These properties consist of plant and equipment used to provide data transmission services and properties used as administrative office buildings and/or retail sales locations, customer relationship centers, and other facilities, such as research and development facilities. These properties include land, interior office space, and space on existing structures of various types used to support equipment used to provide data transmission services. The majority of the lines connecting our data transmission services to other telecommunications services and power sources are on or under public roads, highways and streets. The remainder are on or under private property.

## Legal Proceedings

Telefónica del Perú is involved in legal proceedings arising in the ordinary course of its data transmission business. While it is not possible to determine the ultimate disposition of each of these proceedings, we believe the outcome of such proceedings, individually and in the aggregate, will not have a material adverse effect on DataCo's results of operations or financial conditions.

## Unaudited Pro Forma Selected Financial Data of DataCo

The following pro forma selected financial information has been derived from DataCo's unaudited pro forma financial statements as of each of the dates and for each of the periods indicated below. This information should be read in conjunction with, and is qualified in its entirety by reference to, our and DataCo's unaudited pro forma financial statements, including the notes thereto included elsewhere in this information statement. DataCo's unaudited pro forma financial statements are prepared in accordance with Peruvian GAAP, which differs in certain respects from U.S. GAAP. Note 1 to Telefónica del Perú's financial statements included elsewhere in this information statement provide a description of the principal differences between Peruvian and U.S. GAAP.

| | Year Ended December 31, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| | (thousands of constant nuevos soles, except per share and per ADS amounts) | | (thousands of constant nuevos soles, except per share and per ADS amounts) | |
| **INCOME STATEMENT DATA** | | | | |
| **Peruvian GAAP:** | | | | |
| Operating revenues | 71,075 | 79,567 | 57,795 | 99,378 |
| Personnel | 7,908 | 8,795 | 6,687 | 6,828 |
| General and administrative | 11,392 | 18,947 | 14,168 | 21,943 |
| Depreciation and amortization | 869 | 2,464 | 1,738 | 2,261 |
| Technology transfer and management fees | 3,434 | 4,188 | 2,904 | 5,795 |
| Materials and Supplies | 9,428 | 4,494 | 3,239 | 3,959 |
| Own work capitalized | — | (1,883) | (1,413) | (1,857) |
| Services rendered by Telefónica del Perú | 24,466 | 24,491 | 18,203 | 33,669 |
| Total operating expenses | 57,497 | 61,496 | 45,526 | 72,598 |
| Operating income | 13,578 | 18,071 | 12,269 | 26,780 |
| Early retirement income (expense) | — | — | — | — |
| Interest income | 390 | 619 | 259 | 617 |
| Interest expense | (831) | (2,307) | (1,437) | (2,401) |
| Inflationary gain (loss)(1) | 61 | (1,278) | (750) | (544) |
| Other, net | 90 | 370 | 18 | (18) |
| Income before workers' participation and income tax | 13,288 | 15,475 | 10,359 | 24,434 |
| Workers' participation | (722) | (977) | (775) | (1,436) |
| Income tax | (1,950) | (2,639) | (2,092) | (3,878) |
| Net income | 10,616 | 11,859 | 7,492 | 19,120 |
| Net income per share | 10.28 | 11.48 | 7.25 | 18.51 |
| Weighted average number of shares outstanding | 1,032,707 | 1,032,707 | 1,032,707 | 1,032,707 |
| **U.S. GAAP(3):** | | | | |
| Operating income | 12,735 | 16,684 | 11,211 | 24,713 |
| Net income | 11,113 | 13,187 | 8,300 | 20,359 |
| Net income per share | 10.76 | 12.77 | 8.04 | 19.71 |
| **BALANCE SHEET DATA** | | | | |
| **Peruvian GAAP:** | | | | |
| Cash and cash equivalents | — | — | — | — |
| Property, plant and equipment, net | 15,794 | 48,816 | — | 58,334 |
| Total assets | 28,287 | 59,037 | — | 67,457 |
| Long-term indebtedness(2) | 11,047 | 33,106 | — | 30,821 |
| Total shareholders' equity | 7,670 | 6,392 | — | 12,116 |
| **U.S. GAAP(3):** | | | | |
| Property, plant and equipment, net | 15,218 | 47,884 | — | 57,109 |
| Total assets | 29,076 | 61,935 | — | 72,322 |
| Total shareholders' equity | 8,167 | 8,218 | — | 15,181 |

(1) Under Peruvian GAAP, the line item "Inflation gain (loss)" includes gains and losses from exposure to foreign exchange fluctuations.

(2) Not including current portion of long-term and short-term bank loans.

(3) Explanations of the principal differences between Peruvian GAAP and U.S. GAAP are provided in note 1 to Telefónica del Perú's financial statements included elsewhere in this information statement.

## Management's Discussion and Analysis of Financial Condition and Results of Operations of DataCo

The information in this section should be read together with the unaudited financial statements included elsewhere in this information statement. The financial statements are prepared in accordance with Peruvian GAAP, which differ in certain respects from U.S. GAAP and generally accepted accounting principles in other countries.

### Results of Operations

The following table sets forth selected income statement data expressed as a percentage of total operating revenues, for the periods indicated, prepared in accordance with Peruvian GAAP. Unless otherwise specified, all numbers are stated in thousands of constant nuevos soles as of September 30, 2000.

| | Years Ended December 31, | | Nine Months Ended September 30, | |
|---|---|---|---|---|
| | *1998* | *1999* | *1999* | 2000 |
| Operating revenues | 100.0% | 100.0% | 100.0% | 100.0% |
| Personnel | 11.1% | 11.1% | 11.6% | 6.9% |
| General and administrative | 16.0% | 23.8% | 24.5% | 22.1% |
| Depreciation and amortization | 1.2% | 3.1% | 3.0% | 2.3% |
| Technology transfer and management fees | 4.8% | 5.3% | 5.0% | 5.8% |
| Materials and supplies | 13.3% | 5.6% | 5.6% | 4.0% |
| Own work capitalized | — | (2.3)% | (2.4)% | (1.9)% |
| Services rendered by Telefónica del Perú | 34.4% | 30.8% | 31.5% | 33.9% |
| Total operating expenses | 80.8% | 77.2% | 78.8% | 73.1% |
| Operating income | 19.1% | 22.7% | 21.2% | 26.9% |
| Early retirement expense | — | — | — | — |
| Interest income | 0.5% | 0.8% | 0.4% | 0.6% |
| Interest expense | (1.2)% | (2.9)% | (2.5)% | (2.4)% |
| Inflation gain (loss) | 0.1% | (1.6)% | (1.3)% | (0.5)% |
| Other, net | 0.1% | 0.5% | 0.0% | 0.0% |
| Workers' participation | (1.0)% | (1.2)% | (1.3)% | (1.5)% |
| Income tax | (2.7)% | (3.3)% | (3.6)% | (3.9)% |
| Net income | 14.9% | 14.9% | 13.0% | 19.2% |

### Interim Period 2000 Compared to Interim Period 1999

#### *Operating revenues*

Revenues from operations relate primarily to data transmission services, leasing of circuits, routers, fiber optics, structured cable systems, telex and video-conferencing.

Data service revenues are derived from:

- DataCo clients – large corporations, multinational holding companies and "new economy" companies; and
- Telefónica del Perú clients – small- and medium-sized companies and individuals.

Operating revenues increased 72.0% from S/. 57.8 million in the 1999 interim period to S/. 99.4 million in the 2000 interim period due primarily to an increased demand from large and "new economy" companies for Internet access through Unired and to a strategic corporate decision to build its Internet-based data transmission capabilities. In addition, DataCo offers business communication services directly to Telefónica del Perú's clients in return for a commission to be paid to Telefónica del Perú. These revenues increased 72.3% from S/. 13.7 million in the 1999 interim period to S/. 23.6 million in the 2000 interim period due to an increased demand from small- and medium-sized companies for point-to-point transmission services such as Digired and, to a lesser extent, voice products.

### *Operating expenses*

Operating expenses consist primarily of payments for services rendered by Telefónica del Perú, general and administrative expenses, personnel expenses, materials and supplies and depreciation. Operating expenses increased 59.6% from S/. 45.5 million in the 1999 interim period to S/. 72.6 million in the 2000 interim period due primarily to an increase in management and service fees paid for services rendered to Telefónica del Perú, publicity expenses associated with the introduction of new services and provisions for collection of doubtful accounts.

*Personnel expenses.* Expenses related to personnel include salaries, benefits and retirement savings plan contributions. Personnel expenses did not vary significantly from S/. 6.7 million in the 1999 interim period to S/. 6.8 million in the 2000 interim period.

*General and administrative.* General and administrative expenses primarily consist of the following:

- services offered by third parties, including publicity and promotional events; and
- provisions for the collection of doubtful accounts.

General and administrative expenses increased 54.2% from S/. 14.2 million in the 1999 interim period to S/. 21.9 million in the 2000 interim period due to an increase in publicity expenses associated with the introduction of new data products and provisions for collection of doubtful accounts following weakened economic conditions.

*Depreciation and amortization.* Depreciation and amortization expenses increased 35.3% from S/. 1.7 million in the 1999 interim period to S/. 2.3 million in the 2000 interim period. These higher expenses were due to an increase in the average depreciable asset base from S/. 23.1 million in the 1999 interim period to S/. 32.3 million in the 2000 interim period.

*Technology transfer and management fees.* Technology transfer and management fees increased from S/. 2.9 million in the 1999 interim period to S/. 5.8 million in the 2000 interim period due to higher operating revenues, which are used to calculate the fees. These amounts represent the allocation of the technology transfer and management fees paid by Telefónica del Perú to Telefónica Internacional under its management contract. Under that contract, Telefónica del Perú pays a quarterly technology transfer of 1% of its operating revenues as well as a quarterly management fee of 9% of its operating profit before depreciation, payment of the technology transfer and management fees, and duties, contributions and royalties.

*Materials and supplies.* Expenses related to materials and supplies increased 25.0% from S/. 3.2 million in the 1999 interim period to S/. 4.0 million in the 2000 interim period, mainly due to higher equipment costs.

*Own work capitalized.* Own work capitalized represents the value of work performed for and capitalized as part of fixed assets. The amount of own work capitalized increased 35.7% from S/. 1.4 million in the 1999 interim period to S/. 1.9 million in the 2000 interim period, representing higher levels of capital expenditures.

*Services rendered by Telefónica del Perú.* Expenses related to services rendered by Telefónica del Perú include interconnection and usage charges, maintenance, management services and office leasing as well as commissions paid to Telefónica del Perú for data services offered to its small- and medium-sized corporate clients. These expenses increased 85.2% for S/. 18.2 million in the 1999 interim period to S/. 33.7 million in the 2000 interim period. This increase was due primarily to more business activity and, in particular, increased demand for data services from Telefónica del Perú's clients.

### *Operating income*

Operating income increased from S/. 12.3 million in the 1999 interim period to S/. 26.8 million in the 2000 interim period, representing a 26.9% operating margin for the 2000 interim period, compared to a 21.2% operating margin for the 1999 interim period. This increase was attributable primarily to higher data transmission revenues.

### *Financial and Other Income, Net*

Interest income increased from S/. 259 thousand in the 1999 interim period to S/. 617 thousand in the 2000 interim period attributable to increased participation in client repayment plans. Interest expense increased 71.4% from S/. 1.4 million in the 1999 interim period to S/. 2.4 million in the 2000 interim period due to incremental costs associated with financing the Internet Protocol network. In the 2000 interim period, the inflation loss amounted to S/. 544 thousand compared with S/. 750 thousand in the 1999 interim period. Other net income amounted to S/. 18 thousand in the 1999 interim period compared to an other net loss of S/. 18 thousand in the 2000 interim period.

### *Workers' compensation*

Workers' participation expense is calculated as a percentage of income before income tax and workers' participation. Workers' compensation increased 80.6% from S/. 775 thousand in the 1999 interim period to S/. 1.4 million in the 2000 interim period, due to the increase in taxable income.

### *Income taxes*

Income taxes amounted to S/. 3.9 million in the 2000 interim period, compared to S/. 2.1 million in the 1999 interim period, resulting in an effective tax rate of 15.9%. Income tax is determined as the larger of the income tax rate of 30% or the alternative minimum tax rate of 2% of total assets, excluding certain investments and certain property, plant and equipment adjusted for inflation.

### *Net income*

Net income increased from S/. 7.5 million in the 1999 interim period to S/. 19.1 million in the 2000 interim period. This increase was due primarily to higher data transmission revenues from Meganet and Unired services.

## Fiscal Year 1999 Compared to 1998

### *Operating revenues*

Operating revenues increased 12.0% from S/. 71.1 million in 1998 to S/. 79.6 million in 1999. This increase was attributable primarily to a 49.4% increase in fees received from Telefónica del Perú for data transmission services offered to its clients and a 4.9% increase in data transmission revenues from Meganet and Unired services.

### *Operating expenses*

Operating expenses increased 7.0% from S/. 57.5 million in 1998 to S/. 61.5 million in 1999 due primarily to an increase in publicity expenses associated with the initiation of new data transmission services. This increase was offset in part by a decrease in the cost of data transmission equipment.

*Personnel.* Personnel expenses increased 11.4% from S/. 7.9 million in 1998 to S/. 8.8 million in 1999 due to an increase in the number of employees to meet the demands of the growing business.

*General and administrative.* General and administrative expenses increased 65.8% from S/. 11.4 million in 1998 to S/. 18.9 million in 1999 due to an increase in the publicity costs associated with initiation of new data services and provision for collection of doubtful accounts.

*Depreciation and amortization.* Depreciation and amortization expenses increased from S/. 869 thousand in 1998 to S/. 2.5 million in 1999. These higher expenses were due to an increase in the average depreciable asset base from S/. 12.0 million in 1998 to S/. 24.0 million in 1999.

*Technology transfer and management fees.* Technology transfer and management fees increased 23.5% from S/. 3.4 million in 1998 to S/. 4.2 million in 1999 due to due to higher operating revenues, which are used to calculate the fees. These amounts represent the allocation of the technology transfer and management fees paid by Telefónica del Perú to Telefónica Internacional under its management contract.

*Materials and supplies.* Expenses related to materials and supplies decreased 52.3% from S/. 9.4 million in 1998 to S/. 4.5 million in 1995. This decrease was due primarily to lower equipment costs.

*Own work capitalized.* Own work capitalized expenses amounted to S/. 1.9 million in 1999, representing a higher level of capital expenditures.

*Services rendered by Telefónica del Perú.* Expenses related to services rendered by Telefónica del Perú did not vary from 1998 to 1999, amounting to S/. 24.5 million in each year.

***Operating income***

Operating income increased 33.1% from S/. 13.6 million in 1998 to S/. 18.1 million in 1999 due to an increase in data service revenues, which were offset in part by an increase in third party service costs. The increase in operating income represented a 22.7% operating margin for 1999, compared to a 19.1% operating margin for 1998.

***Financial and Other Income, Net***

Interest income increased 58.7% from S/. 390 thousand in 1998 to S/. 619 thousand in 1999 due to an increase in the number of clients who financed the costs of data transmission services through repayment plans. Interest expense increased from S/. 831 thousand in 1998 to S/. 2.3 million in 1999 due primarily to the costs associated with financing the expansion of the Internet Protocol network. In 1999, the inflation gain amounted to S/. 61 thousand compared to an inflation loss of S/. 1.3 million in 1998. The 1999 gain was caused mainly by our net monetary liability position. Other net income increased from S/. 90 thousand in 1998 to S/. 370 million in 1999.

***Workers' compensation***

Workers' compensation increased 35.3% from S/. 722 thousand in 1998 to S/. 977 thousand in 1999, due to an increase in taxable income.

***Income taxes***

Income taxes amounted to S/. 2.0 million in 1998 and S/. 2.6 million in 1999, resulting in an effective tax rate of 14.7% and 17.1%, respectively.

***Net income***

As a result of the foregoing, net income increased 12.3% from S/. 10.6 million in 1998 to S/. 11.9 million in 1999.

**U.S. GAAP Reconciliation**

Under U.S. GAAP, net income was S/. 20.4 million for the nine months ended September 30, 2000 compared to S/. 19.1 million under Peruvian GAAP. Under U.S. GAAP, shareholders' equity was S/. 15.2 million at September 30, 2000 compared to S/. 12.1 million at September 30, 1999. DataCo's financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain significant respects from U.S. GAAP. You should read note 1 to our financial statements included elsewhere in this information statement for a description of the principal differences between Peruvian and U.S. GAAP.

## Liquidity and Capital Resources

DataCo's principal liquidity and capital resource requirements are to finance capital expenditures and investments related to the expansion, improvement and maintenance of its property, plant and equipment. DataCo has financed its capital expenditures and investments primarily with internally generated funds.

DataCo made capital expenditures of S/. 21.1 million and S/. 28.8 million in 1998 and 1999, respectively. The principal expenditures related primarily to the expansion and modernization of DataCo's network.

DataCo's primary source of funds is cash flow generated from continuing operations, net of taxes applicable to continuing operations. Net cash flow generated from operating activities was S/. 12.6 and S/. 52.7 as of December 31, 1998 and 1999. In connection with the formation of DataCo, certain assets and liabilities of Telefónica del Perú will be spun off to DataCo. Such assets and liabilities will include cash and other current assets, noncurrent assets and certain investments. DataCo received S/. 105.3 million of Telefónica del Perú indebtedness and S/. 358.4 million of Telefónica del Perú current assets, including S/. 53.4 million in cash and cash equivalents.

DataCo anticipates that capital expenditures for 2000 will be S/. 46.3 million, which is expected to be funded with internally generated funds from operations. DataCo expects to finance its capital expenditures, debt service obligations and dividend payments from internally generated funds and from its existing sources of debt financing.

## Quantitative and Qualitative Disclosures about Market Risk

DataCo will be exposed to market risk from changes in both foreign currency exchange rates and interest rates. DataCo will be exposed to foreign exchange rate risk because certain of its costs will be denominated in currencies (primarily the U.S. dollar) other than those in which it earns revenues (primarily the nuevo sol). Similarly, DataCo may be subject to market risk deriving from changes in interest rates which may affect the cost of its financing in the future. DataCo does not use derivative instruments, such as foreign exchange forward contracts, foreign currency options, interest rate swaps and forward rate agreements to manage these market risks, nor does it hold or issue derivative or other financial instruments for trading purposes.

### *Exchange Rate Risk*

DataCo has exchange rate exposure with respect to the U.S. dollar and, to a lesser extent, other currencies. Approximately S/. 42.0 million of the indebtedness of DataCo will be denominated in U.S. dollars. The potential immediate loss to DataCo that would result from a hypothetical 10% change in foreign currency exchange rates would be approximately S/. 4.1 million. In addition, if such a change were to be sustained, DataCo's cost of financing would increase in proportion to the change. This sensitivity analysis assumes an unfavorable 10% fluctuation in all of the exchange rates affecting all the foreign currencies in which the indebtedness described above is denominated. Since consistently and simultaneously unfavorable movements in all relevant exchange rates are unlikely, this assumption may overstate the impact of exchange rate fluctuations on DataCo's results of operations.

### *Interest Rate Risk*

At December 31, 1999, DataCo had approximately pro forma S/. 42.0 million in loans and financing outstanding, all of which bore interest at fixed rates. The potential loss to DataCo over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to financial assets and liabilities on December 31, 1999 would be approximately S/. 420 thousand. The above sensitivity analyses are based on the assumption of an unfavorable 100 basis point movement of the interest rates applicable to each homogenous category of financial assets and liabilities and sustained over a period of one year. A homogenous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogenous category (e.g. U.S. dollars). As a result, DataCo's interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments as consistently unfavorable movements of all interest rates are unlikely.

## CAPITAL STRUCTURE

After the completion of the spin-offs, WirelessCo and DataCo will each have the same capital structure as Telefónica del Perú, with three classes of shares. For a description of the capital stock and ADSs of Telefónica del Perú, see our 1999 annual report on Form 20-F, which is incorporated by reference into this document.

If the spin-offs had occurred on September 30, 2000 (assuming the ratios set forth in the "The Spin-offs—Description of the Spin-offs" are approved by the shareholders), the capital structure of Telefónica del Perú, WirelessCo and DataCo would have been as follows:

**Telefónica del Perú**

| Class | Number of Shares Outstanding | Percentage of Capital |
|---|---|---|
| A-1 shares | 464,061,548 | 38.89% |
| B shares | 728,492,225 | 61.05% |
| C shares | 746,740 | 0.06% |

**WirelessCo**

| Class | Number of Shares Outstanding | Percentage of Capital |
|---|---|---|
| A-1 shares | 330,749,792 | 38.89% |
| B shares | 519,217,015 | 61.05% |
| C shares | 532,223 | 0.06% |

**DataCo**

| Class | Number of Shares Outstanding | Percentage of Capital |
|---|---|---|
| A-1 shares | 23,643,693 | 38.89% |
| B shares | 37,116,297 | 61.05% |
| C shares | 38,046 | 0.06% |

The class A-1 shares will have the right to elect 9 directors and the class B shares will have the right to elect 8 directors of the respective company's boards of directors. Class C shareholders will have the right to elect one director if and when class C shares represent three per cent or more of the total capital stock of WirelessCo or DataCo, as applicable. If and when class C shareholders elect one director, class B shareholders will then have the right to elect only 7 directors. Each class carries as many votes as directors are to be elected by that class of shares.

## DIVIDEND POLICY OF THE SPINCOS

All outstanding shares of common stock at the record date for a dividend or other distribution are entitled to share equally in any such dividend. The payment and amount of dividends on the WirelessCo and DataCo common stock is subject to the approval of a shareholders' meeting. According to the Peruvian Companies Law, dividends can only be distributed from earnings actually obtained or from reserves at WirelessCo or DataCo's disposal, as applicable, provided that the value of the shareholders' equity is equal to or greater than paid-in capital stock.

WirelessCo and DataCo will not be able to distribute more than 50% of net profits after deducting the legal reserve if shareholders representing at least 20% of the subscribed voting shares have requested a dividend distribution. Available earnings (net of taxes) are subject to the following priorities:

(1) the mandatory employee profit sharing of 10% of pre-tax profits must be paid;

(2) at least 10% of the net profits must be allocated to a legal reserve, which is not thereafter available for use except to cover losses in the profit and loss statement when no profits or reserve is available for such purpose. The legal reserve must be reconstituted following any such use. The obligation to fund this reserve remains in place until the reserve constitutes 20% of the capital stock. After the reserve has been funded, the shareholders can then allocate any portion of the net profits not required to be distributed to shareholders to any other reserve; and

(3) the remainder of the net profits is available for distribution.

Dividends on WirelessCo and DataCo's three classes of shares of common stock are distributed pro rata in accordance with the number of shares of common stock held by each holder.

The right to receive dividends expires three years after the date on which payment of such dividends was due if not claimed by the holder of shares within that time.

## INFORMATION ABOUT TELEFÓNICA DEL PERÚ

### General

We are a *sociedad anónima abierta* organized under the laws of Peru with principal executive offices at Avenida Arequipa, 1155, 9th floor, Santa Beatriz, Lima, Peru. Our 1999 annual report on Form 20-F, which is incorporated by reference into this information statement, contains a description of our business and a review of our financial condition and performance through December 31, 1999. Unaudited interim financial information and commentary on our financial condition and performance during the first nine months of 2000 are contained in our report on Form 6-K filed on October 25, 2000, which is incorporated by reference into this information statement.

After the spin-offs, we will continue to operate fixed local and domestic and international long-distance telephone services in Peru as well as public telephony.

### Recent Developments

*Legal Stability Agreement.* On September 6, 2000, Law No. 27342 was published in the Peruvian official gazette establishing that the Legal Stability Agreement would no longer apply to companies who engage in reorganizations under any form contemplated by Peruvian Corporate Law. The Legal Stability Agreement, as codified in Legislative Decrees Nos. 662 and 757, maintains certain specified stable tax rates until 2004 for Telefónica del Perú notwithstanding any changes in the tax laws. We believe that Law No. 27342 is unconstitutional and intend to challenge it in court if the Peruvian government seeks to enforce it.

*Strike.* Our unions went on strike on November 15, 2000. However, we did not experience any significant stoppage in our activities and most of our employees were able to continue to work despite a few isolated incidents in Lima. We implemented a series of actions, including changing shift hours and offering early distribution of assignments, to prevent the interruption of our operations. On December 7, 2000, we reached a collective bargaining agreement with our unions and the strike was therefore suspended. This collective bargaining agreement will govern our relationship with our employees until November 30, 2003.

*Interconnection Rate Changes.* On December 4, 2000, the Peruvian regulatory authority issued new rules to adjust the rates charged by telecommunications companies for interconnection. The rates were adjusted as follows:

- *Local fixed network.* The interconnection rates decreased to US$0.0168 from US$0.029 plus tax per minute, while local transit rates decreased to US$0.0074 from US$0.016 plus tax per minute. These new rates will be charged based on the amount of seconds per call.

- *Long distance network.* The rates for domestic long distance, which were previously determined based on the tariffs charged by each company for long distance calls, were fixed at US$0.07151 plus tax per minute. The new rates will be charged based on the amount of minutes per call.

- *Mobile network.* The interconnection rates for the mobile network were fixed at US$0.1860 plus tax per minute. This new rate will be charged based on the amount of seconds per call. Prior to the new rules, there were several different rates for mobile interconnection services, determined either by contract or by government mandates. In addition, the tariffs established under the so-called "calling party pays" basis will be determined by the operator originating the calls, and no longer by the mobile operator receiving the calls.

The date of effectiveness of the new tariff system has not yet been determined. Telefónica del Perú's total revenues may decrease as a consequence of the new tariff system.

## CONTROLLING SHAREHOLDER

The discussion below describes our controlling shareholder and beneficial shareholders as of September 30, 2000. From the spin-offs approval date to the share distribution date, the SpinCos shares will be owned by the same persons and in the same proportion as the Telefónica del Perú shares. After the share distribution date, each of the WirelessCo and DataCo shares can be owned and traded separately from the Telefónica del Perú shares.

### Principal Shareholding

At September 30, 2000, Telefónica Perú Holding, S.A.C. held 38.89% of our capital stock and controlled us through its ownership of all Telefónica del Perú class A-1 shares, which represent 40.03% of our voting capital. Telefónica, S.A. controls us through its 90% interest in Telefónica Perú Holding and its direct ownership of an additional 58.11% of our capital stock.

At September 30, 2000, we had the following shares outstanding:

| | |
|---|---|
| A-1 class shares: | 818,455,032 |
| B class shares: | 1,284,825,537 |
| C class shares: | 1,317,009 |
| Total | 2,104,597,578 |

Telefónica, S.A. economically owned approximately 736.61 million Telefónica del Perú class A-1 shares and approximately 1.11 billion Telefónica del Perú class B shares (including the B shares underlying the ADSs it owns) at July 31, 2000. Because Telefónica owns Telefónica del Perú class A-1 shares through Telefónica Perú Holding S.A.C., a consortium Telefónica controls, for purposes of the Securities Act of 1933, Telefónica has beneficial ownership not only of its own shares but also those of its consortium partners. As a result, Telefónica owns and has voting control of all of the outstanding Telefónica del Perú class A-1 shares. When combined with its interest in the class B shares, Telefónica exercises voting control over a total of approximately 97% of our capital stock. Telefónica directors and officers, as a group, also own an additional 3,672 class B shares.

## PRO FORMA FINANCIAL INFORMATION

### General

The unaudited pro forma financial statements set forth below show how the spin-offs would have affected our financial condition and results of operations if they had occurred earlier. They are based on:

- our consolidated financial statements as of and for the year ended December 31, 1999 and as of and for the nine months ended September 30, 2000; and

- the allocation of assets and liabilities among Telefónica del Perú, WirelessCo and DataCo in the spin-offs, as currently contemplated.

This information is preliminary and may be subject to change. The pro forma financial statements consist of:

- condensed consolidated balance sheets as of September 30, 2000, giving effect to the spin-offs as if they had occurred on September 30, 2000; and

- condensed consolidated statements of income for the year ended December 31, 1999 and for the nine months ended September 30, 2000, each giving effect to the spin-offs as if they had occurred on January 1, 1999.

The pro forma financial information is unaudited. It is presented in accordance with generally accepted accounting principles in Peru, or Peruvian GAAP, which differ in some significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Note 1 to Telefónica del Perú's financial statements included elsewhere in the information statement provides a description of the principal differences between Peruvian GAAP and U.S. GAAP. The pro forma condensed consolidated statements of income for the year ended December 31, 1999 set forth below include approximate data on operating income and net income under U.S. GAAP, but we have not otherwise prepared pro forma information on a U.S. GAAP basis.

As required by Peruvian GAAP, Telefónica del Perú comprehensively recognizes the effects on inflation and restates all financial statements in constant nuevos soles as of the date of the most recent balance sheet presented. The pro forma financial statements have been restated in constant nuevos soles with purchasing power as of September 30, 2000.

The pro forma financial statements should be read in conjunction with the financial data presented elsewhere in this information statement. They may not reflect our future results of operations or financial position or the future results of operations or financial position of WirelessCo or DataCo, or what the results of operations would have been if we, WirelessCo and DataCo had been operated as separate companies prior to the spin-offs.

**TELEFÓNICA DEL PERÚ S. A. A. AND SUBSIDIARIES**
**CONDENSED CONSOLIDATED UNAUDITED**
**PRO FORMA BALANCE SHEETS AS OF SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | TdP (Consolidated) (A) | WirelessCo (B) | DataCo (C) | Adjustments (D) | TdP (Pro forma) (E) |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current assets | | | | | |
| Cash and banks | 128,893 | 26 | — | | 128,867 |
| Marketable securities | 74,948 | — | — | | 74,948 |
| Trade accounts receivable, net | 842,360 | 55,385 | 15,213 | | 771,762 |
| Parent accounts receivable, net | — | 245,939 | — | 245,939 | — |
| Affiliates accounts receivable | — | — | — | 7,482 | 7,482 |
| Other accounts receivable | 292,667 | 32,600 | — | | 260,067 |
| Materials and supplies | 137,097 | 48,534 | — | | 88,563 |
| Prepaid expenses | 496,051 | 8,972 | — | | 487,079 |
| Total current assets | 1,972,016 | 391,456 | 15,213 | | 1,818,768 |
| Investments, net | 355,069 | — | — | 851,079 | 1,206,148 |
| Property, plant and equipment | 14,499,616 | 1,665,653 | 58,334 | | 12,775,629 |
| Less-Accumulated depreciation | (5,593,786) | (333,337) | (6,090) | | (5,254,359) |
| | 8,905,830 | 1,332,316 | 52,244 | | 7,521,270 |
| Other assets, net | 274,134 | 23,566 | — | | 250,568 |
| Total assets | 11,507,049 | 1,747,338 | 67,457 | | 10,796,754 |
| **Liabilities and shareholders' equity** | | | | | |
| Current liabilities | | | | | |
| Bank loans | 2,731,466 | — | — | | 2,731,466 |
| Trade accounts payable | 510,238 | 97,724 | 7,036 | | 405,478 |
| Other accounts payable | 491,127 | 49,452 | 329 | | 441,346 |
| Parent accounts payable, net | — | — | 2,235 | 2,235 | — |
| Affiliates accounts payable | — | — | — | 251,186 | 251,186 |
| Current portion of long-term debt | 68,558 | 47,624 | 11,250 | | 9,684 |
| Current portion of bonds | 415,272 | — | — | | 415,272 |
| Promissory notes | 262,446 | — | — | | 262,446 |
| Total current liabilities | 4,479,107 | 194,800 | 20,850 | | 4,516,878 |
| Bonds | 342,425 | — | — | | 342,425 |
| Long-term debt | 804,705 | 702,000 | 30,821 | | 71,884 |
| Guarantee deposits | 67,418 | — | — | | 67,418 |
| Deferred income tax and deferred workers' participation | 801,126 | — | 3,670 | | 797,456 |
| Total liabilities | 6,494,781 | 896,800 | 55,341 | | 5,796,061 |
| Shareholders' equity (F) | | | | | |
| Capital stock | 3,265,285 | 803,318 | 541 | 803,859 | 3,265,285 |
| Additional paid-in capital | 114,294 | — | — | | 114,294 |
| Legal reserve | 617,611 | — | — | | 617,611 |
| Retained earnings | 1,015,078 | 47,220 | 11,575 | 47,220 | 1,003,503 |
| Total shareholders' equity | 5,012,268 | 850,538 | 12,116 | | 5,000,693 |
| Total liabilities and shareholders' equity | 11,507,049 | 1,747,338 | 67,457 | | 10,796,754 |

**See accompanying notes.**

**TELEFÓNICA DEL PERÚ S. A. A. AND SUBSIDIARIES**
**CONDENSED CONSOLIDATED UNAUDITED PRO FORMA STATEMENTS OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | TdP (Consolidated) (A) | WirelessCo (G) | DataCo (H) | Adjustments (I) | TdP (Pro forma) (J) |
|---|---|---|---|---|---|
| Operating revenues | 3,431,198 | 614,345 | 99,378 | | 2,876,380 |
| Local telephony | 1,297,222 | — | — | | 1,297,222 |
| National long distance telephony | 228,528 | — | — | | 228,528 |
| Interconnection | 22,905 | — | — | | 22,905 |
| International long-distance telephony | 300,911 | — | — | | 300,911 |
| Public telephony | 477,502 | — | — | | 477,502 |
| Data transmission | 190,917 | — | 75,766 | | 115,151 |
| Mobile services | 611,657 | 614,345 | — | 2,688 | — |
| Cable television | 188,659 | — | — | | 188,659 |
| Telephone directory | 97,440 | — | — | | 97,440 |
| Others | 15,457 | — | — | 132,605 | 148,062 |
| Commissions to Telefónica del Perú | — | — | 23,612 | 23,612 | — |
| Operating expenses | 2,349,293 | 495,969 | 72,598 | | 1,939,631 |
| Personnel expenses | 447,686 | 29,527 | 6,828 | | 411,331 |
| General and administrative | 929,080 | 154,246 | 21,943 | 26,300 | 779,191 |
| Technology transfer and management fee | 319,090 | 44,201 | 5,795 | | 269,094 |
| Materials and supplies | 115,442 | 74,800 | 3,959 | | 36,683 |
| Depreciation and amortization | 656,564 | 98,149 | 2,261 | | 556,154 |
| Own work capitalized | (118,569) | (3,890) | (1,857) | | (112,822) |
| Services rendered by Telefónica del Perú | — | 98,936 | 33,669 | 132,605 | — |
| Operating income | 1,081,905 | 118,376 | 26,780 | | 936,749 |
| Early retirement program | (4,481) | — | — | | (4,481) |
| Interest income | 20,957 | 288 | 617 | | 20,052 |
| Interest expense | (306,782) | (48,024) | (2,401) | | (256,357) |
| Others, net | (1,240) | (4,693) | (18) | 47,220 | 50,691 |
| Inflationary gain (loss) | 134,383 | 8,971 | (544) | | 125,956 |
| Non operating income | (157,163) | (43,458) | (2,346) | | (64,139) |
| Income before taxes and worker's participation | 924,742 | 74,918 | 24,434 | | 872,610 |
| Workers' participation | (105,204) | (7,492) | (1,436) | | (96,276) |
| Income tax | (283,701) | (20,228) | (3,878) | | (259,595) |
| Net income | 535,837 | 47,198 | 19,120 | | 516,739 |

**See accompanying notes.**

## TELEFÓNICA DEL PERÚ S. A. A. AND SUBSIDIARIES
## CONDENSED CONSOLIDATED UNAUDITED PRO FORMA STATEMENTS OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 1999
**(thousands of constant nuevos soles as of September 30, 2000)**

| | TdP (Consolidated) (A) | WirelessCo (G) | DataCo (H) | Adjustments (I) | TdP (Pro forma) (J) |
|---|---|---|---|---|---|
| Operating revenues | 4,488,179 | 787,799 | 79,567 | | 3,754,805 |
| Local telephony | 1,664,085 | — | — | | 1,664,085 |
| National long distance telephony | 308,947 | — | — | | 308,947 |
| Interconnection | 24,157 | — | — | 12,176 | 36,333 |
| International long-distance telephony | 539,090 | — | — | | 539,090 |
| Public telephony | 593,516 | — | — | | 593,516 |
| Data transmission | 212,377 | — | 62,761 | | 149,616 |
| Mobile services | 799,975 | 787,799 | — | (12,176) | — |
| Cable television | 210,607 | — | — | | 210,607 |
| Telephone directory | 116,751 | — | — | | 116,751 |
| Others | 18,674 | — | — | 117,186 | 135,860 |
| Commissions to Telefónica del Perú | | | 16,806 | 16,806 | — |
| Operating expenses | 2,919,217 | 633,013 | 61,496 | | 2,358,700 |
| Personnel expenses | 625,932 | 32,373 | 8,795 | | 584,764 |
| General and administrative | 1,108,240 | 262,059 | 18,947 | 16,806 | 744,532 |
| Technology transfer and management fee | 431,697 | 52,222 | 4,188 | | 375,287 |
| Materials and supplies | 150,627 | 105,323 | 4,494 | | 40,810 |
| Depreciation and amortization | 754,378 | 94,707 | 2,464 | | 657,207 |
| Own work capitalized | (151,657) | (6,366) | (1,883) | | (143,408) |
| Services rendered by Telefónica del Perú | — | 92,695 | 24,491 | 117,186 | — |
| Operating income | 1,568,962 | 154,786 | 18,071 | | 1,396,105 |
| Early retirement program | (55,612) | (6,244) | — | | (49,368) |
| Interest income | 35,112 | 7,294 | 619 | | 27,199 |
| Interest expense | (411,876) | (76,282) | (2,307) | | (333,287) |
| Others, net | 213,366 | (2,046) | 370 | | 215,042 |
| Inflationary gain (loss) | (195,541) | (80,411) | (1,278) | | (113,852) |
| Non operating income | (414,551) | (157,689) | (2,596) | | (254,266) |
| Income before taxes and worker's participation | 1,154,411 | (2,903) | 15,475 | | 1,141,839 |
| Workers' participation | (120,302) | (13,502) | (977) | | (105,823) |
| Income tax | (324,813) | (36,454) | (2,639) | | (285,720) |
| Net income | 709,296 | (52,859) | 11,859 | | 750,296 |

**See accompanying notes.**

## NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

A. Consolidated balance sheet and statements of income of Telefónica del Perú, as previously reported. The statements of income for the year ended December 31, 1999 and nine months ended September 30, 2000 have been restated in constant nuevos soles as of September 30, 2000.

B. Balance sheets of WirelessCo, giving effect to the spin-offs as if they had occurred on September 30, 2000. This information is based on the balance sheets as of September 30, 2000 of Telefónica Móviles Perú S.A.C., the company that will be subsidiary of WirelessCo following the spin-offs as currently contemplated. This information is preliminary and may be subject to change.

C. Balance sheets of DataCo, giving effect to the spin-offs as if they had occurred on September 30, 2000. This information is based on the allocation of assets and liabilities between Telefónica del Perú and DataCo in the spin-offs, as currently contemplated. This information is preliminary and may be subject to change.

D. This column sets forth intercompany balances, which were previously eliminated in consolidation, between Telefónica del Perú and Telefónica Móviles Perú S.A.G. These balances arise primarily from intercompany indebtedness (see Notes B and C) and purchases and sales of services (see Note G).

E. Consolidated pro forma balance sheet of Telefónica del Perú, giving effect to the spin-offs as if they had occurred on September 30, 2000 (see Notes B and C).

F. The allocation of total stockholders' equity of Telefónica del Perú, WirelessCo and DataCo between capital stock premium on sale of shares and retained earnings will be based on actions to be taken by the shareholders' meeting on the spin-offs approval date.

G. Statements of income of WirelessCo, giving effect to the spin-offs as if they had occurred on January 1, 1999. This information is based on the statements of income for the year ended December 31, 1999 and for the nine months ended September 30, 2000 of Telefónica Móviles Perú S.A.C., as currently contemplated. This information is preliminary and may be subject to change.

H. Statements of income of DataCo, giving effect to spin-offs as if they had occurred on January 1, 1999. This information is based on the statements of income for the year ended December 31, 1999 and for the nine months ended September 30, 2000 of DataCo, as currently contemplated. This information is preliminary and may be subject to change.

I. This column sets forth intercompany transactions, which were previously eliminated in consolidation, between Telefónica del Perú and Telefónica Móviles Perú S.A.C. and Telefónica del Perú and DataCo. These transactions arise primarily from telecommunications services rendered by one company to another, including long-distance and local services, public telephone services, interconnection and co-location of facilities. In the statements of income for the year ended December 31, 1999, this column also reflects certain other adjustments to the information previously reported for Telefónica del Perú.

J. Consolidated pro forma statements of income of Telefónica del Perú, giving effect to the spin-offs as if they had occurred on January 1, 1999.

## CURRENCY PRESENTATION AND EXCHANGE RATES

In this information statement, all references to U.S. dollars, U.S.$, USD or dollars are to U.S. currency and references to Peruvian nuevos soles, nuevos soles of S/. are to Peruvian currency.

The following tables set out, for the periods and dates indicated, certain information concerning the rates of exchange for Peruvian nuevos soles, expressed in Peruvian nuevos soles per U.S. dollar.

| | Peruvian Nuevos Soles | | | |
|---|---|---|---|---|
| Year Ended December 31, | Period End | Average | High | Low |
| 1994(1) | 2.1764 | 2.1930 | 2.2668 | 2.0365 |
| 1995(1) | 2.3036 | 2.2501 | 2.3460 | 2.1684 |
| 1996(1) | 2.5970 | 2.4499 | 2.6014 | 2.3036 |
| 1997(1) | 2.7260 | 2.6606 | 2.7370 | 2.5970 |
| 1998(1) | 3.1559 | 2.9282 | 3.1565 | 2.7225 |
| 1999(1) | 3.5120 | 3.3823 | 3.5120 | 3.1559 |
| 2000(2) (through November 30) | 3.5291 | 3.4853 | 3.5485 | 3.3841 |

(1) Source: Factset

(2) Source: Tradeline

For purposes of each of the WirelessCo and DataCo management's discussion and analysis of financial condition and results of operations for the nine month period ended September 30, 2000, we are providing you with certain exchange rate information for the relevant periods.

| | Peruvian Nuevos Soles | | | |
|---|---|---|---|---|
| Nine Month Period Ending September 30, | Period End | Average | High | Low |
| 1999(1) | 3.4626 | 3.3429 | 3.4953 | 2.9061 |
| 2000(2) | 3.5105 | 3.4787 | 3.5280 | 3.3841 |

(1) Source: Factset

(2) Source: Tradeline

## MARKET INFORMATION

### The SpinCos

There is no trading market for the WirelessCo and DataCo shares and there can be no assurance as to the establishment or continuity of any such market. We have submitted an application for the listing or quotation of the WirelessCo and DataCo shares on the Lima stock exchange. Prices at which the WirelessCo and DataCo shares may trade after the share distribution date cannot be predicted.

Each of the SpinCos is relying on an exemption under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and therefore will not be required to register with the Securities and Exchange Commission the shares to be distributed in connection with the spin-offs.

### Telefónica del Perú

The Telefónica del Perú shares are traded on the Lima stock exchange. Telefónica del Perú class B and class C shares trade under the ticker symbol "TELEFBC" and "TELEFBB", respectively, on the Lima stock exchange. Morgan Guaranty Trust Company of New York is the depositary for the Telefónica del Perú ADSs. Telefónica del Perú ADSs trade on the New York Stock Exchange under the ticker symbol "TDP".

The following table shows, for the periods indicated, the high and low of the last reported closing prices per Telefónica del Perú class B share and ADS. Share prices are as reported on the Automated Quotation System or the Lima stock exchange and ADS prices are as reported on the NYSE.

| | Telefónica del Perú(1)(2) | | | |
|---|---|---|---|---|
| | Class B Shares | | ADSs | |
| | High | Low | High | Low |
| | (nuevos soles) | | (U.S. dollars) | |
| 1999 | | | | |
| First Quarter | 4.28 | 3.56 | 13.13 | 10.88 |
| Second Quarter | 5.26 | 4.20 | 15.88 | 12.50 |
| Third Quarter | 5.13 | 4.52 | 15.56 | 13.44 |
| Fourth Quarter | 4.60 | 3.87 | 13.69 | 11.19 |
| 2000 | | | | |
| First Quarter | 7.18 | 4.36 | 21.13 | 12.25 |
| Second Quarter | 5.90 | 4.48 | 17.19 | 11.38 |
| Third Quarter | 4.83 | 2.60 | 13.31 | 7.50 |
| Fourth Quarter (through November 30) | 2.65 | 2.18 | 8.25 | 6.31 |

(1) Source: Bloomberg.

(2) Adjusted to reflect all stock splits.

## FORWARD-LOOKING STATEMENTS

Some of the statements in this information statement are forward-looking statements. These forward-looking statements relate to competition, trends and anticipated developments in the telecommunications industry and the Peruvian, Latin American and global economies. In addition, Telefónica del Perú may make forward-looking statements in future filings with the Securities and Exchange Commission and in written materials, press releases and oral statements issued by or on behalf of us. Forward-looking statements include statements regarding Telefónica del Perú or the SpinCos' intent, belief or current expectations or those of their officers, including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues", or similar expressions or comparable terminology, with respect to various matters.

It is important to note that our actual results or the actual results of WirelessCo or DataCo could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include economic and political conditions and government policies in Peru and elsewhere, inflation rates, exchange rates and exchange controls, rate adjustments, regulatory developments, technological improvements, customer demand and competition. This list of factors is not exclusive and other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

All information and forward-looking statements contained in this information statement are based on information available to us on the date hereof. We do not undertake to update any information or forward-looking statement that we may make or that may be made on our behalf or on WirelessCo or DataCo's behalf, in this information statement or otherwise, except in the normal course of our respective public disclosures.

---

**No person is authorized to give any information or to make any representation not contained or incorporated herein by reference, and, if given or made, such information or representation must not be relied upon as having been authorized by either us, WirelessCo or DataCo.**

---

**Each of WirelessCo and DataCo will file an application with the Peruvian securities commission to register their shares and to permit the transactions mentioned in this information statement. This registration and permission does not imply any certification as to the investment quality of WirelessCo or DataCo shares, their solvency, or the accuracy or completeness of the information contained in this information statement.**

## FINANCIAL STATEMENTS

## CONTENTS

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## INDEX TO TELEFÓNICA DEL PERÚ CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

**TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES**
**CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS**
**AS OF DECEMBER 31, 1999 AND 1998 AND SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, |
|---|---|---|---|
| | 1998 | 1999 | 2000 |
| **Assets** | | | |
| Cash and banks | 120,287 | 152,937 | 128,893 |
| Marketable securities | — | — | 74,948 |
| Trade accounts receivable, net | 1,309,388 | 887,329 | 842,360 |
| Other accounts receivable, net | 241,770 | 281,417 | 292,667 |
| Materials and supplies | 178,308 | 100,427 | 137,097 |
| Taxes and prepaid expenses | 553,167 | 668,408 | 496,051 |
| **Total current assets** | 2,402,920 | 2,090,518 | 1,972,016 |
| Property, plant and equipment | 13,282,698 | 14,317,989 | 14,499,616 |
| Less – Accumulated depreciation | (4,738,276) | (5,272,959) | (5,593,786) |
| | 8,544,422 | 9,045,030 | 8,905,830 |
| Investments, net | 202,019 | 349,544 | 355,069 |
| Other assets, net | 259,520 | 280,383 | 274,134 |
| **Total assets** | 11,408,881 | 11,765,475 | 11,507,049 |
| **Liabilities and shareholders' equity current liabilities** | | | |
| Bank loans and overdrafts | 1,840,889 | 1,660,569 | 2,731,466 |
| Trade accounts payable | 952,026 | 814,488 | 510,238 |
| Other current liabilities | 581,377 | 405,945 | 491,127 |
| Promissory notes | — | 73,784 | 262,446 |
| Current portion of bonds | 88,316 | 138,914 | 415,272 |
| Current portion of long-term debt | 8,133 | 82,783 | 68,558 |
| **Total current liabilities** | 3,470,741 | 3,176,483 | 4,479,107 |
| Bonds | 431,774 | 506,091 | 342,425 |
| Long-term debt | 1,761,044 | 2,609,675 | 804,705 |
| Guarantee deposits | 37,159 | 47,838 | 67,418 |
| Deferred income tax and deferred workers' participation | 260,893 | 574,412 | 801,126 |
| **Total liabilities** | 5,961,611 | 6,914,499 | 6,494,781 |
| Temporary equity | 775,970 | — | — |
| **Shareholders' equity** | | | |
| Capital stock | 3,514,333 | 3,265,285 | 3,265,285 |
| Treasury stock | (890,222) | — | — |
| Permanent equity | (775,970) | — | — |
| Additional paid-in capital | 114,294 | 114,294 | 114,294 |
| Legal reserve | 546,881 | 617,611 | 617,611 |
| Retained earnings | 2,161,984 | 853,786 | 1,015,078 |
| **Total shareholders' equity** | 4,761,300 | 4,850,976 | 5,012,268 |
| **Total liabilities and shareholders' equity** | 11,408,881 | 11,765,475 | 11,507,049 |

**TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES**
**CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF INCOME**
**FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999**
**(thousands of constant nuevos soles as of September 30, 2000, except per share data)**

| | December 31, | | September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| **Operating revenues** | | | | |
| Fixed local telephone services | 1,636,226 | 1,664,085 | 1,241,721 | 1,297,222 |
| Mobile services | 686,936 | 799,975 | 591,510 | 611,657 |
| International long distance telephone services | 594,985 | 539,090 | 416,496 | 300,911 |
| Domestic long distance telephone services | 390,024 | 308,947 | 230,840 | 228,528 |
| Public telephone services | 484,958 | 593,516 | 434,581 | 477,502 |
| Interconnection | 22,553 | 24,157 | 16,445 | 22,905 |
| Business communications | 174,462 | 212,377 | 155,247 | 190,917 |
| Cable television | 192,997 | 210,607 | 154,511 | 188,659 |
| Telephone directory advertising | 119,236 | 116,751 | 116,867 | 97,440 |
| Others | 15,733 | 18,672 | 13,068 | 15,457 |
| **Total operating revenues** | 4,318,110 | 4,488,177 | 3,371,286 | 3,431,198 |
| **Operating expenses** | | | | |
| Personnel | 605,227 | 681,543 | 446,532 | 447,686 |
| General and administrative | 1,375,461 | 1,108,239 | 808,745 | 929,080 |
| Depreciation and amortization | 609,359 | 754,378 | 554,356 | 656,564 |
| Technology transfer and management fee | 384,596 | 431,697 | 329,883 | 319,090 |
| Materials and supplies | 102,692 | 150,627 | 118,452 | 115,442 |
| Own work capitalized | (138,065) | (151,657) | (114,138) | (118,569) |
| **Total operating expenses** | 2,939,270 | 2,974,827 | 2,143,830 | 2,349,293 |
| **Operating income** | 1,378,840 | 1,513,350 | 1,227,456 | 1,081,905 |
| **Other income (expenses)** | | | | |
| Interest income | 27,011 | 35,112 | 30,073 | 20,957 |
| Interest expense | (202,726) | (411,876) | (304,851) | (306,782) |
| Other, net | 83,978 | 213,367 | 1,808 | (5,721) |
| | (91,737) | (163,397) | (272,970) | (291,546) |
| Inflationary gain (loss) | (148,570) | (195,541) | (201,218) | 134,383 |
| **Income before workers' participation and income tax** | 1,138,533 | 1,154,412 | 753,268 | 924,742 |
| Workers' participation | 122,456 | 120,301 | 85,243 | 105,204 |
| Income tax | 330,632 | 324,813 | 230,155 | 283,701 |
| **Net income** | 685,445 | 709,298 | 437,870 | 535,837 |
| Basic earnings per share | 0.293 | 0.328 | 0.201 | 0.255 |
| Basic earnings per ADS | 2.93 | 3.28 | 2.01 | 2.55 |
| Diluted earnings per share | 0.286 | 0.328 | 0.201 | 0.255 |

**TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES**
**CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998**
**AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | Capital stock | Treasury stock | Permanent equity | Additional paid-in capital | Legal reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|---|
| **Balance as of January 1, 1998** | 3,514,333 | – | – | 114,294 | 473,364 | 1,962,704 | 6,064,695 |
| Declared dividends | – | – | – | – | – | (413,493) | (413,493) |
| Temporary equity | – | – | (775,970) | – | – | – | (775,970) |
| Treasury stock | – | (890,222) | – | – | – | – | (890,222) |
| Sale of shares of Telefónica Producciones S.A.C. | – | – | – | – | – | 845 | 845 |
| Net income | – | – | – | – | – | 685,445 | 685,445 |
| Transfer to legal reserve | – | – | – | – | 73,517 | (73,517) | – |
| **Balance as of December 31, 1998** | 3,514,333 | (890,222) | (775,970) | 114,294 | 546,881 | 2,161,984 | 4,671,300 |
| Temporary equity | – | – | 775,970 | – | – | – | 775,970 |
| Treasury stock | – | (933,014) | – | – | – | – | (933,014) |
| Treasury stock redemption | (249,048) | 1,823,236 | – | – | – | (1,574,188) | – |
| Declared dividends | – | – | – | – | – | (292,096) | (292,096) |
| Accumulated effect of deferred tax | – | – | – | – | – | (28,479) | (28,479) |
| Net income | – | – | – | – | – | 709,298 | 709,298 |
| Transfer to legal reserve | – | – | – | – | 70,730 | (70,730) | – |
| Adjustments | – | – | – | – | – | (52,003) | (52,003) |
| **Balance as of December 31, 1999** | 3,265,285 | – | – | 114,294 | 617,611 | 853,786 | 4,850,976 |
| Declared dividends | – | – | – | – | – | (315,814) | (315,814) |
| Accumulated effect of deferred tax | – | – | – | – | – | (21,209) | (21,209) |
| Net income | – | – | – | – | – | 535,837 | 535,837 |
| Adjustments | – | – | – | – | – | (37,522) | (37,522) |
| **Balance as of September 30, 2000** | 3,265,285 | – | – | 114,294 | 617,611 | 1,015,078 | 5,012,268 |
| **Balance as of January 1, 1999** | 3,514,333 | (890,222) | (775,970) | 114,294 | 546,881 | 2,161,984 | 4,671,300 |
| Declared dividends | – | – | – | – | – | (292,096) | (292,096) |
| Treasury stock redemption | (249,048) | 1,822,748 | – | – | – | (1,573,700) | |
| Temporary equity | – | – | 775,970 | – | – | – | 775,970 |
| Treasury stock | – | (932,526) | – | – | – | – | (932,526) |
| Net income | – | – | – | – | – | 437,870 | 437,870 |
| Adjustments | – | – | – | – | – | (30,674) | (30,674) |
| **Balance as of September 30, 1999** | 3,265,285 | – | – | 114,294 | 546,881 | 703,384 | 4,629,844 |

**TELEFÓNICA DEL PERÚ S.A.A. AND SUBSIDIARIES**
**CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS**
**FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| **Cash flows from operating activities** | | | | |
| Collection from customers and other collections | 4,187,514 | 4,629,740 | 3,138,253 | 3,335,258 |
| Less | | | | |
| Payments to suppliers, employees and others | (2,478,831) | (2,492,683) | (1,989,404) | (1,918,639) |
| Other payments, net | 17,485 | (167,448) | (288,002) | (273,729) |
| **Cash provided by operating activities** | 1,726,168 | 1,969,609 | 860,847 | 1,142,890 |
| **Cash flows from investing activities** | | | | |
| Collections from (payments for) | | | | |
| Purchases of property, plant, equipment, materials and supplies | (1,160,170) | (1,264,460) | (715,470) | (379,740) |
| Purchases of investments and other assets, net | (300,548) | (188,256) | (17,293) | (115,693) |
| **Cash used in investing activities** | (1,460,718) | (1,452,716) | (732,763) | (495,433) |
| **Cash flows from financing activities** | | | | |
| Bank loans and overdrafts, net | (285,106) | (272,885) | (91,029) | 1,039,213 |
| Net increase of long term debt | 1,567,595 | 802,728 | 726,327 | (1,736,095) |
| Repurchase of shares | (890,221) | (933,015) | (932,526) | — |
| Issuance of promissory notes, net | (179,515) | 72,611 | 142,058 | 182,870 |
| Issuance of bonds, net | 49,839 | 133,977 | 16,865 | 121,485 |
| Dividends in advance and payments of dividends | (413,493) | (284,087) | (102,358) | (274,844) |
| **Cash used in financing activities** | (150,901) | (480,671) | (240,663) | (667,371) |
| **Cash inflation loss** | (1,830) | (3,572) | (274) | (4,130) |
| Increase (decrease) in cash and banks | 112,719 | 32,650 | (112,853) | (24,044) |
| **Balance of cash and banks at the beginning of the period** | 7,568 | 120,287 | 120,305 | 152,937 |
| **Balance of cash and banks at the end of the period** | 120,287 | 152,937 | 7,452 | 128,893 |
| **Reconciliation of net income with cash provided by operating activities** | | | | |
| Net income | 685,445 | 709,298 | 437,870 | 535,837 |
| **Add (less)** | | | | |
| Depreciation and amortization | 609,359 | 754,378 | 554,356 | 656,564 |
| Provision for severance indemnities | 29,279 | 34,012 | 24,905 | 26,458 |
| Provision for doubtful accounts | 711,515 | 297,497 | 146,567 | 255,139 |
| Inflationary loss (gain) | 148,570 | 195,541 | 201,218 | (134,383) |
| Gain on sale of investment | (1,782) | — | — | — |
| Other provisions | — | 18,042 | 10,562 | 19,834 |
| **Net changes in asset and liability accounts** | | | | |
| Increase in trade accounts receivable and other | (509,310) | (12,710) | (243,868) | (202,633) |
| (Increase) decrease in materials and supplies | (23,707) | 77,881 | 10,255 | (15,926) |
| Decrease (increase) in prepaid expenses | (477,877) | (138,394) | (109,423) | 184,170 |
| Increase (decrease) in trade accounts payable | 190,624 | (135,145) | (376,069) | (414,636) |
| Increase (decrease) in other current deferred liabilities | 130,571 | (91,904) | 47,626 | 27,909 |
| Increase in deferred income tax and workers' participation | 260,893 | 298,642 | 178,253 | 221,537 |
| Payments of severance indemnities | (27,412) | (37,529) | (21,405) | (16,980) |
| **Cash provided by operating activities** | 1,726,168 | 1,969,609 | 860,847 | 1,142,890 |

(thousands of constant nuevos soles as of September 30, 2000)

## U.S. GAAP reconciliation of net income and shareholders' equity

### 1. Summary of significant differences between accounting principles followed by the company and U.S. generally accepted accounting principles

The Company's financial statements have been prepared in accordance with Peruvian GAAP, which differs in certain respects from U. S. GAAP. The effects of these differences are reflected in the approximations provided in Note 2 and primarily relate to the items discussed in the following paragraphs:

*Revenue Recognition*

The Company recognizes revenues from the installation of telephone lines at the time the related contracts are signed. Under U. S. GAAP, these revenues should be recognized upon the installation of the telephone lines. Currently, installation occurs approximately 45 days after the signing of the contract. The adjustments provided in Note 2 include, net of inflation, the effect of recognizing these revenues upon installation.

*Installation revenue*

As of December 31, 1998, revenues for all telephone services were recognized in the period when the services were rendered, including those generated under "Popular Telephone" program. This promotion consists of a line that will be paid over a 15-year period, accordingly, under U.S. GAAP, the installation revenues should be deferred during the contract term. The adjustment provided in Note 2 represents the effect of recognizing the revenue that should have been deferred and amortized as of December 31, 1998. Beginning January 1, 1999, the revenues and costs from line installation (only for Popular Telephone) are recognized over the contract term.

*Revaluation of Property, Plant and Equipment*

The Company made a voluntary revaluation of certain of ENTEL's property, plant and equipment in 1992. This revaluation does not relate to the Company's normal inflation adjustments for non-monetary assets, and is not permitted under U. S. GAAP. The adjustments provided in Note 2 include the effect of the elimination of this voluntary revaluation, as well as the elimination of the additional depreciation arising from such revaluation.

*Capitalized Interest*

Under Peruvian GAAP, the Company does not capitalize interest cost incurred in connection with the construction of major capital projects. Under U. S. GAAP, the amount of interest incurred in connection with the construction of these projects is calculated by applying the interest rates applicable to the Company's outstanding borrowings during each applicable period, and is included in property, plant and equipment and depreciated over the lives of the related assets.

*Income Taxes*

Since January, 1998, Peruvian GAAP, recognize the temporary differences between the tax bases of assets and liabilities and their amounts for financial purposes, according to the International Accounting Standard NIC 12 – Accounting for Income Tax.

The adjustments included in Note 2 represent only the deferred tax expenses that would be computed for the differences between U.S. GAAP and Peruvian GAAP plus the deferred tax liability not yet recorded for local purposes.

(thousands of constant nuevos soles as of September 30, 2000, except share data)

***Workers' Participation***

Workers share in the profits of the Company by receiving 10% of the Company's taxable income (before workers' participation). Under Peruvian GAAP, as with income taxes, temporary differences are considered in the computation of workers' participation expense for the period.

Because workers' participation is calculated on taxable income in accordance with Peruvian GAAP, Note 2 recognizes the effects of temporary differences between the accounting principles followed by the Company under U.S. GAAP plus the deferred workers' participation liability not yet recorded for local purposes.

Under U.S. GAAP, workers' participation expenses would be included in the determination of operating income.

***Classification of Early Retirement Program Expenses***

The Company implemented early retirement programs, granting employees additional benefits for retiring early. Under U.S. GAAP, these expenses would be included in the determination of operating income.

***Foreign Debt Assumed by the State***

In February 1994, the State assumed certain of ENTEL's foreign debt, and is negotiating directly with the various foreign creditors for final payment of such debt. Under U.S. GAAP, debt originally entered into by ENTEL would continue to be classified as a liability until the debt is paid or legally forgiven by the creditor. However, because the State has assumed such debt pursuant to official government decree and is actively pursuing settlement of the debt, management believes that the likelihood that the Company will be required to make any further payments with respect to this debt is remote.

The adjustments provided in Note 2 include the effect of reclassifying this amount as a liability and the net impact of interest expense, inflationary gains and exchange losses.

***Regulation***

The Company provides telecommunications services in Peru and therefore is subject to the regulatory control of OSIPTEL. Rates for services are regulated under a price-cap mechanism, and therefore are not determined solely based on costs incurred by the Company. Accordingly, the requirements of U.S. GAAP related to a business whose rates are regulated on the basis of its actual costs are not applicable to the Company's financial statements.

**2. Reconciliation between net income and shareholder's equity determinated under Peruvian GAAP and U.S. GAAP.**

The following is a summary of the significant adjustments to net income for the years ended December 31, 1998 and 1999 and the nine-month period ended September 30, 2000 and to shareholders' equity as of December 31, 1998, and 1999 that would be required if U.S. GAAP had been applied instead of Peruvian GAAP in the financial statements. As required by Peruvian GAAP, the Company comprehensively recognizes the effects on inflation. The reconciliations to U.S. GAAP presented below do not include the reversal of the effects of inflation.

(thousands of constant nuevos soles as of September 30, 2000, except share data)

| | For the nine-month period ended September 30, | | For the year ended December 31, | |
|---|---|---|---|---|
| | 1999 | 2000 | 1998 | 1999 |
| Net income according to the financial statements prepared under Peruvian GAAP | 437,870 | 535,837 | 685,445 | 709,298 |
| Items increasing/(decreasing) reported net income: | | | | |
| Revenue recognition | 8,572 | 53 | (2,358) | 8,656 |
| Installation revenues | — | (8,104) | (29,268) | — |
| Depreciation on revaluation of property, plant and equipment | 18,659 | 6,529 | 9,386 | 8,828 |
| Retirement of property, plant and equipment, net | — | (35,970) | — | — |
| Capitalized interest: | | | | |
| Interest capitalized | 299,866 | 90,719 | 199,021 | 108,051 |
| Depreciation on capitalized interest | (47,998) | (47,055) | (47,435) | (56,877) |
| Debt assumed by the State | (16,313) | (2,804) | (21,551) | (18,933) |
| Deferred workers' participation | (25,378) | (4,371) | (33,631) | (5,977) |
| Deferred income taxes | (69,498) | (11,803) | (90,804) | (16,140) |
| Net adjustments | (167,550) | (12,806) | (16,640) | 27,608 |
| Net income in accordance with U. S. GAAP | 605,420 | 523,031 | 668,805 | 736,906 |
| Basic earnings per share | 0.277 | 0.25 | 0.29 | 0.34 |
| Basic earnings per ADS (based on shares per ADS) | 2.77 | 2.49 | 2.86 | 3.41 |
| Diluted earnings per share | 0.277 | 0.25 | 0.28 | 0.34 |
| Weighted average number of shares outstanding | 2,182,545,635 | 2,104,597,578 | 2,338,441,748 | 2,163,058,621 |

(thousands of constant nuevos soles as of September 30, 2000, except share data)

| | September 30, | | December 31, | |
|---|---|---|---|---|
| | 1999 | 2000 | 1998 | 1999 |
| Shareholders' equity according to the financial statements prepared under Peruvian GAAP | 4,629,856 | 5,012,268 | 4,671,300 | 4,850,976 |
| Items increasing/(decreasing) reported shareholders' equity | | | | |
| Revenue recognition | (313) | (174) | (8,883) | (230) |
| Installation revenue | — | (8,104) | (29,268) | — |
| Revaluation of fixed assets (a) | (191,317) | (198,171) | (213,528) | (204,703) |
| Capitalized interest (b) | 792,269 | 635,149 | 540,310 | 591,482 |
| Debt assumed by the State | (187,077) | (192,475) | (170,739) | (186,974) |
| Deferred workers' participation | (79,297) | (95,287) | (99,330) | (97,613) |
| Deferred income taxes | 214,097 | (257,275) | (268,189) | (263,550) |
| Net adjustments | 120,168 | (116,337) | (249,627) | (164,288) |
| Shareholders' equity in accordance with U.S. GAAP | 4,750,024 | 4,895,931 | 4,421,673 | 4,686,688 |

(a) Revaluation adjustment is presented net of accumulated depreciation of S/. 234,780, S/. 228,251 and S/. 219,423 as of September 30, 2000 and December 31, 1999 and 1998.

(b) Capitalized interest adjustment is presented net of accumulated depreciation of S/. 366,923, S/. 319,868 and S/. 262,991 as of September 30, 2000 and December 31, 1999 and 1998.

With regard to the balance sheets and statements of income, the following significant captions determined under U. S. GAAP would have been:

| | September 30, | | December 31, | |
|---|---|---|---|---|
| | 1999 | 2000 | 1998 | 1999 |
| **Balance sheets** | | | | |
| Trade accounts receivable | 1,294,055 | 842,186 | 1,271,237 | 887,099 |
| Property, plant and equipment, net | 9,221,722 | 9,342,808 | 8,871,205 | 9,431,809 |
| Total assets | 12,113,334 | 11,943,853 | 11,654,297 | 12,152,024 |
| Total liabilities | 7,363,319 | 7,039,818 | 7,232,624 | 7,465,336 |
| **Income statement** | | | | |
| Operating income | 1,065,923 | 919,272 | 1,180,941 | 1,347,679 |

(thousands of constant nuevos soles as of September 30, 2000, except share data)

## 3. Additional financial statement disclosures required by U.S. GAAP

The following information is presented on an U.S. GAAP basis.

*Income Taxes*

All of the Company's operations are located in Peru, and the Company is subject to income and asset taxes solely in Peru. The tax effects of significant temporary differences are as follows:

| | September 30, | | December 31, | |
|---|---|---|---|---|
| | 1999 | 2000 | 1998 | 1999 |
| **Deferred tax assets** | | | | |
| Revenue recognition (a) | 85 | 47 | 2,400 | 62 |
| | 85 | 47 | 2,400 | 62 |
| **Deferred tax liabilities** | | | | |
| Capitalized interest (a) | (213,911) | (171,490) | (145,899) | (159,701) |
| Deferred profits | (271) | — | — | — |
| Deferred income tax liability not recorded | — | (85,832) | (124,690) | (103,911) |
| | (214,182) | (257,322) | (270,589) | (263,612) |
| Additional net deferred tax liabilities according to US GAAP | (214,097) | (257,275) | (268,189) | (263,550) |

(a) Represent the only deferred tax items arising from U. S. GAAP adjustments.

The reconciliation of the income tax provisions computed at the statutory Peruvian income tax rate to the provision for income taxes recorded on an U.S. GAAP basis in the statements of income is as follows:

| | For the nine-month period ended September 30, | | For the year ended December 31, | |
|---|---|---|---|---|
| | 1999 | 2000 | 1998 | 1999 |
| Approximate income before income taxes in accordance with U.S. GAAP | 905,075 | 818,535 | 1,090,238 | 1,077,860 |
| Statutory tax rate | 30% | 30% | 30% | 30% |
| Expected income tax provision in accordance with U.S. GAAP at statutory tax rate | 271,523 | 245,560 | 327,071 | 323,358 |
| Interest expense from share repurchase program (permanent difference) | — | 49,057 | — | 86,643 |
| Others | (5,038) | 33,737 | 5,764 | (6,621) |
| Actual provision for income taxes in accordance with U.S. GAAP | 266,485 | 328,354 | 332,835 | 403,380 |

(thousands of constant nuevos soles as of September 30, 2000, except share data)

*Fair Market Value of Financial Instruments*

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

Accounts receivable, accounts payable, employees' severance provision and other current liabilities: Fair values are not presented because their carrying values are not significantly different from their fair values.

Investments: Because the Company's investments are not publicly traded and do not have quoted market prices, an estimate of fair value has not been made since the amount of the investments is not significant and since the estimation of fair value would require incurring excessive costs.

Debt and Bonds: The fair value of these financial instruments was estimated based on the discounted value of future cash flows expected to be paid, considering rates of interest at which the Company could borrow as of the balance sheet dates.

Guaranty deposits: Because the Company is legally liable to return these deposits upon disconnection of the related telephone lines, the fair value of these deposits correspond to their carrying values.

The carrying values and the fair values of the Company's debt and bonds are as follows:

| | September 30, 1999 | | September 30, 2000 | | December 31, 1998 | | December 31, 1999 | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value | Carrying Value | Fair Value |
| Debt ...... | 2,609,342 | 1,903,128 | 873,263 | 446,988 | 1,769,177 | 1,719,739 | 2,692,458 | 2,698,668 |
| Bonds ..... | 533,889 | 361,054 | 757,697 | 565,408 | 520,090 | 468,609 | 645,005 | 601,345 |

## 4. Application of newly adopted standards

(a) Staff Accounting Bulletin N°101

"Revenue recognition". On December 3, 1999, the Security Exchange Commissions ("SEC") staff released Staff Accounting Bulletin (SAB) N°101, "Revenue Recognition" to provide guidance on recognition and disclosure of revenue in financial statements. On March 24, 2000, the SEC issued SAB N°101A which delayed the required adoption date for SAB N°101, and allows calendar year-end companies to adopt the new standard no later than the quarter ended June 30,2000.

The Company currently recognizes installation fees to the extent of direct costs incurred. SAB N°101 will require the Company to defer and amortize installation fees over the expected life of the customer. The impact of adopting SAB N°101 has not yet been quantified by the Company.

(b) Statement of Financial Accounting Standards N°133 ("FAS N°133")

"Accounting for Derivative Instruments and Hedging Activities", effective for every quarter in fiscal years beginning after June 15, 2000. Calendar year – end companies will need to adopt FAS 133 no later than January 1, 2000.This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires than an entity recognizes all derivatives as either assets or liabilities in the statement of financial position and measures those instruments at fair value.

The Company has not yet estimated the impact of adopting FAS N°133.

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**INDEX TO TELEFÓNICA MÓVILES PERÚ S.A.C.**
**UNAUDITED FINANCIAL STATEMENTS**
**FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999**

# TELEFÓNICA MÓVILES PERÚ S.A.C.
## CONDENSED UNAUDITED PROFORMA BALANCE SHEETS
## AS OF DECEMBER 31, 1999 AND 1998 AND SEPTEMBER 30, 2000
## (thousands of constant nuevos soles as of September 30, 2000)

| | December 31, | | September 30, |
|---|---|---|---|
| | 1998 | 1999 | 2000 |
| **Assets** | | | |
| Cash and banks | 8 | 11 | 26 |
| Trade accounts receivable | 441,189 | 446,634 | 423,920 |
| Allowance for doubtful accounts | (353,542) | (393,655) | (368,535) |
| | 87,647 | 52,979 | 55,385 |
| Advance to agents | 24,973 | 31,510 | 5,114 |
| Parent accounts receivable, net | 8,062 | 277,341 | 749,396 |
| Other accounts receivable | 45,454 | 45,974 | 32,600 |
| Materials and supplies | 7,038 | 43,228 | 48,534 |
| Prepaid expenses | 2 | 12 | 3,858 |
| **Total current assets** | 173,184 | 451,055 | 894,913 |
| Property, plant and equipment | 1,285,418 | 1,631,249 | 1,665,653 |
| Less-Accumulated depreciation | (158,904) | (240,568) | (333,337) |
| | 1,126,514 | 1,390,681 | 1,332,316 |
| Other assets | 8,105 | 34,221 | 34,221 |
| Less-Accumulated amortization | (1,561) | (5,549) | (10,655) |
| | 6,544 | 28,672 | 23,566 |
| **Total assets** | 1,306,242 | 1,870,408 | 2,250,795 |
| **Liabilities and shareholders' equity** | | | |
| Trade accounts payable | 176,778 | 65,992 | 97,724 |
| Parent accounts payable, net | — | — | 503,457 |
| Other current liabilities | 8,439 | 5,755 | 49,452 |
| Current portion of long-term debt | 216,328 | 284,536 | 47,624 |
| **Total current liabilities** | 401,545 | 356,283 | 698,257 |
| Long-term debt | 598,366 | 790,388 | 702,000 |
| Deferred income tax and deferred workers' participations | 55,116 | 105,072 | — |
| **Total liabilities** | 1,055,027 | 1,251,743 | 1,400,257 |
| **Shareholders' equity** | 251,215 | 618,665 | 850,538 |
| **Total liabilities and shareholders' equity** | 1,306,242 | 1,870,408 | 2,250,795 |

## TELEFÓNICA MOVILES PERÚ S.A.C.
## CONDENSED UNAUDITED PRO FORMA STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| **Operating revenues** | 613,301 | 787,799 | 591,510 | 614,345 |
| **Operating expenses** | 528,233 | 633,014 | 463,537 | 495,969 |
| Personnel | 20,095 | 32,374 | 23,370 | 29,527 |
| Remunerations | 15,329 | 27,349 | 19,606 | 23,792 |
| Social contributions | 1,767 | 3,049 | 2,273 | 2,919 |
| Personnel severance indemnities | 968 | 1,342 | 934 | 1,545 |
| Other expenses | 2,031 | 634 | 557 | 1,271 |
| General and administrative | 285,551 | 262,059 | 192,767 | 154,246 |
| Depreciation and amortization | 47,899 | 94,707 | 58,584 | 98,149 |
| Technology transfer and management fee | 31,691 | 52,222 | 38,252 | 44,201 |
| Materials and supplies | 69,448 | 105,323 | 84,873 | 74,800 |
| Own work capitalized | (3,329) | (6,366) | (4,844) | (3,890) |
| Services rendered by Telefónica del Perú | 76,878 | 92,695 | 70,535 | 98,936 |
| **Operating Income** | 85,068 | 154,785 | 127,973 | 118,376 |
| Interest income | 7,102 | 7,294 | 5,550 | 288 |
| Interest expense | (41,855) | (76,282) | (54,057) | (48,024) |
| Early retirement program | (804) | (6,244) | (3,340) | — |
| Other income (expenses), net | (8,141) | (2,046) | (1,821) | (4,693) |
| Inflationary gain (loss) | (32,855) | (80,411) | (61,187) | 8,971 |
| **Income before workers' participation and income tax** | 8,515 | (2,904) | 13,118 | 74,918 |
| Workers' participation | (8,795) | (13,502) | (10,684) | (7,492) |
| Income tax | (23,745) | (36,454) | (28,847) | (20,228) |
| **Net income** | (24,025) | (52,860) | (26,413) | 47,198 |
| **Weighted average number of shares outstanding** | 148,096 | 148,096 | 148,096 | 749,337,844 |
| **Basic earnings per share (in nuevos soles)** | — | — | — | 0.063 |

**TELEFÓNICA MÓVILES PERÚ S.A.C.**
**STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | Capital stock | Retained earnings | Total |
|---|---|---|---|
| **Balance as of January 1, 1998** | 179,784 | 80,591 | 260,375 |
| Transfer to other business units | — | 14,864 | 14,864 |
| Net income | — | (24,025) | (24,025) |
| **Balance as of December 31, 1998** | 179,784 | 71,430 | 251,214 |
| Transfer to other business units | — | 420,311 | 420,311 |
| Net income | — | (52,860) | (52,860) |
| **Balance as of December 31, 1999** | 179,784 | 438,881 | 618,665 |
| Transfer to other business units | (179,784) | (438,859) | (618,643) |
| Contribution | 803,318 | — | 803,318 |
| Net income | — | 47,198 | 47,198 |
| **Balance as of September 30, 2000** | 803,318 | 47,220 | 850,538 |

**TELEFÓNICA MÓVILES PERÚ S.A.C.**
**STATEMENTS OF CASH FLOWS**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, 1998 | December 31, 1999 | September 30, 2000 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Collections from customers and other collections | 370,263 | 374,040 | 418,815 |
| Less | | | |
| Payments to suppliers, employees and others | (307,559) | (673,574) | (290,564) |
| **Cash provided by (used in) operating activities** | 62,704 | (299,534) | 128,251 |
| **Cash flow from investing activities** | | | |
| Payments for | | | |
| Purchases of property, plant and equipment | (647,400) | (354,887) | (34,675) |
| Purchases of other assets | (8,105) | (26,116) | — |
| **Cash used in investing activities** | (655,505) | (381,003) | (34,675) |
| **Cash flows from financing activities** | | | |
| Net increase of long term debt | 577,935 | 260,231 | 299,910 |
| Amortization of parent accounts payable | 14,864 | 420,309 | (393,462) |
| **Cash provided by (used in) financing activities** | 592,799 | 680,540 | (93,552) |
| Increase (decrease) in cash and banks | (2) | 3 | 24 |
| **Balance of cash and banks at the beginning of the period** | 10 | 8 | 2 |
| **Balance of cash and banks at the end of the period** | 8 | 11 | 26 |
| **Reconciliation of net income with cash provided by (used in) operating activities** | | | |
| Net income (loss) | (24,025) | (52,860) | 47,198 |
| **Add (less)** | | | |
| Depreciation and amortization | 47,899 | 94,707 | 98,149 |
| Allowance for doubtful accounts | 184,072 | 86,034 | 27,010 |
| Provision for severance indemnities | 968 | 1,342 | 1,545 |
| Inflationary loss (gain) | 32,855 | 80,411 | (8,971) |
| **Net changes in asset and liability accounts** | | | |
| Increase in trade accounts receivable | (212,718) | (401,575) | (167,725) |
| Decrease (increase) | 60,405 | (36,190) | 534 |
| Decrease in prepaid expenses | (24,973) | (6,548) | 5,791 |
| Increase (decrease) in trade accounts payable | (35,455) | (110,784) | 33,121 |
| Increase (decrease) in other current liabilities | 3,427 | (2,680) | 92,761 |
| Increase in deferred income tax and deferred worker's participation | 31,163 | 49,956 | — |
| Payments of severance indemnities | (914) | (1,347) | (1,162) |
| **Cash provided by used in operating activities** | 62,704 | (299,534) | 128,251 |

**TELEFÓNICA MÓVILES PERÚ S.A.C.**
**RECONCILIATION OF PERUVIAN GAAP WITH US GAAP**
**(thousands of constant nuevos soles as of September 30, 2000)**

| Description | December 31, 1998 | December 31, 1999 | September 30, 1999 | September 30, 2000 |
|---|---|---|---|---|
| Total assets in accordance with Peruvian GAAP | 1,306,242 | 1,870,408 | — | 2,250,795 |
| Adjustments US GAAP | | | | |
| Capitalized interests | 56,015 | 122,324 | — | 150,720 |
| Total assets in accordance with US GAAP | 1,362,257 | 1,992,732 | — | 2,401,515 |
| Total liabilities in accordance with Peruvian GAAP | 1,055,027 | 1,251,743 | — | 1,400,257 |
| Adjustments US GAAP | | | | |
| Deferred income tax and deferred workers' participation | 20,726 | 45,260 | — | 55,766 |
| Total liabilities in accordance with US GAAP | 1,075,753 | 1,297,003 | — | 1,456,023 |
| Total shareholders' equity in accordance with Peruvian GAAP | 251,215 | 618,665 | — | 850,538 |
| Adjustments US GAAP | | | | |
| Capitalized interest | 56,015 | 122,324 | — | 150,720 |
| Deferred income tax and deferred workers' participation | (20,726) | (45,260) | — | (55,766) |
| Total shareholders' equity in accordance with US GAAP | 286,504 | 695,729 | — | 945,492 |
| Total income in accordance with Peruvian GAAP | (24,025) | (52,860) | (26,413) | 47,198 |
| Adjustments US GAAP | | | | |
| Capitalized interest | 41,855 | 76,282 | 54,057 | 47,624 |
| Depreciation of capitalized interests | (4,067) | (9,973) | (8,862) | (15,780) |
| Deferred income tax and deferred workers' participation | (13,982) | (24,534) | (16,722) | (11,782) |
| Total income in accordance with US GAAP | (219) | (11,085) | 2,060 | 67,260 |

# TELEFÓNICA MÓVILES PERÚ S.A.C.

## Carve Out Assumptions

**Objective**

Explain the allocation methodology used to prepare the balance sheet of Telefónica Móviles S.A.C. ("company") as of December 31, 1999 and 1998 and the income statement for the period ended December 31, 1999 and 1998 and the nine months ended September 30, 1999.

**General**

The main allocation criteria used to prepare the balance sheet and income statement, was the specific identification of the accounts related to the mobile service from the accounting records of Telefónica del Perú S.A.A. ("parent company").

**Allocation Methodology**

**Balance Sheet**

**Cash and banks:** this balance is constituted the fixed fund assigned to mobile services.

**Trade accounts receivable:** a specific identification of the trade accounts receivable and its related allowance for doubtful accounts have been made. The information has been obtained from the accounting records of the parent company. Operating details were provided by the business unit.

**Other accounts receivable:** mainly constitute the accounts receivable and penalties to authorized agencies and commissioners. The information has been obtained from the accounting records of the parent company.

**Parent company accounts receivables:** mainly constitute those services rendered to the parent company and the revenues from wireless - wireline traffic, assuming they were not paid nor compensated.

**Inventory:** constitute the cellular telephones. The information has been obtained from the accounting records of the parent company.

**Prepaid expenses:** constitute the incentives to the mobile services and the cash delivered on accountability. The information has been obtained form the accounting records of the parent company.

**Fixed assets and accumulated depreciation:** allocated using specific identification from the accounting records of the parent company (equipment and other property).

**Intangibles and accumulated amortization:** allocated using specific identification from the accounting records of the parent company (software and licenses).

**Trade accounts payable:** allocated using specific identification from the accounting records of the parent company.

**Other accounts payable:** allocated using specific identification from the accounting records of the parent company. Includes mainly commissions payable.

**Parent company accounts payable:** mainly constitute the services rendered by the parent company and the expenses from wireless - wireline traffic, assuming they were not paid nor compensated.

**Long-term debt:** allocated based on Telefónica del Perú property, plant, equipment and intangibles additions from 1995 to September 2000. These additions were compared to the debt incurred by Telefónica del Perú in that period, considering the lesser amount. The debt determined before in the previous step was distributed based on the fixed assets assigned to each business unit. This information was used to calculate the payment schedules and the debt for each year-end, in accordance with the interest rates and payment periods determined for Telefónica del Perú actual debt.

**Deferred tax:** allocated using specific identification from the accounting records of the parent company. The main temporary differences for the business unit that have been identified correspond to different depreciation rates, different amortization rates and overhead.

**Income statement**

**Revenues:** have been specifically identified from the accounting records of the parent company while interconnection costs were deducted.

**Expenses** (personnel, services rendered by third parties, materials and supplies and other charges): have been obtained from specific identification.

**Services rendered by Telefónica del Perú :**

- Network costs have been determined based on the ratio of the company's usage of the fixed network to total usage by Telefónica del Perú as of March 31, 2000 (mainly depreciation and other network services)
- Expenses relating to corporate accounting, finance and administrative services provided by Telefónica del Perú have been allocated based on the ratio of the company's usage to total usage by Telefónica del Perú.

**Management fee:** recalculated for the company based on the contracts of the parent company.

**Taxes:** corresponds to the 2% of the services billed and collected.

**Canons:** is the payment made for the radio waves spectrum.

**Allowance for doubtful accounts:** allocated using specific identification from the accounting records of the parent company.

**Depreciation and amortization:** allocated using specific identification from the accounting records of the parent company.

**Result from exposure to inflation:** was calculated considering the effect of maintaining monetary assets and liabilities in nuevos soles net of the effect of the monetary assets and liabilities in U.S. dollars.

**Income taxes and workers' participation:** recalculated for the mobile business unit.

**Note:** Parent company's assets and liabilities not specifically identifiable to the company have not been allocated in the financial statements. These are bank accounts, value-added tax credit, deferred expenses from securitization and union of local banks, investments in other companies, liabilities from dividends payable and temporary and permanent equity from the share repurchasing program.

## INDEX TO TELEFÓNICA DATA PERÚ HOLDING S.A.A.
## UNAUDITED FINANCIAL STATEMENTS
## FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND
## FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

**TELEFÓNICA DATA PERÚ S.A.C.**
**CONDENSED UNAUDITED**
**PRO FORMA BALANCE SHEETS AS OF**
**DECEMBER 31, 1999 AND 1998 AND SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, |
|---|---|---|---|
| | 1998 | 1999 | 2000 |
| **Assets** | | | |
| Accounts receivable | 20,588 | 24,950 | 30,842 |
| Allowance for doubtful accounts | (6,730) | (10,899) | (15,629) |
| | 13,858 | 14,051 | 15,213 |
| Property, plant and equipment | 15,794 | 48,816 | 58,334 |
| Less - Accumulated depreciation | (1,365) | (3,830) | (6,090) |
| | 14,429 | 44,986 | 52,244 |
| **Total assets** | 28,287 | 59,037 | 67,457 |
| **Liabilities and shareholders' equity** | | | |
| Trade accounts payable | 3,488 | 6,243 | 7,036 |
| Other current liabilities | 156 | 170 | 329 |
| Parent accounts payable, net | 2,202 | 1,281 | 2,235 |
| Current portion of long-term debt | 3,201 | 9,674 | 11,250 |
| | 9,047 | 17,368 | 20,850 |
| Long-term debt | 11,047 | 33,106 | 30,821 |
| Deferred income tax and deferred workers' participation | 522 | 2,171 | 3,670 |
| **Total liabilities** | 20,617 | 52,645 | 55,341 |
| **Shareholder's equity** | 7,670 | 6,392 | 12,116 |
| **Total liabilities and shareholders' equity** | 28,287 | 59,037 | 67,457 |

## TELEFÓNICA DATA PERÚ HOLDING S.A.A.
## CONDENSED UNAUDITED PRO FORMA STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, | |
|---|---|---|---|---|
| | 1998 | 1999 | 1999 | 2000 |
| **Operating revenues** | | | | |
| Sales | 59,823 | 62,761 | 44,124 | 75,766 |
| Commissions to Telefónica del Perú | 11,252 | 16,806 | 13,671 | 23,612 |
| | 71,075 | 79,567 | 57,795 | 99,378 |
| **Operating expenses** | | | | |
| Personnel expenses | 7,908 | 8,795 | 6,687 | 6,828 |
| Remunerations | 6,442 | 6,968 | 5,291 | 5,389 |
| Social contributions | 902 | 976 | 741 | 755 |
| Personnel severance indemnities | 486 | 535 | 404 | 440 |
| Other expenses | 78 | 316 | 251 | 244 |
| General and administrative | 11,392 | 18,947 | 14,168 | 21,943 |
| Depreciation | 869 | 2,464 | 1,738 | 2,261 |
| Technology transfer and management fees | 3,434 | 4,188 | 2,904 | 5,795 |
| Materials and supplies | 9,428 | 4,494 | 3,239 | 3,959 |
| Own work capitalized | — | (1,883) | (1,413) | (1,857) |
| Services rendered by Telefónica del Perú | 24,446 | 24,491 | 18,203 | 33,669 |
| | 57,497 | 61,496 | 45,526 | 72,598 |
| **Operating Income** | 13,578 | 18,071 | 12,269 | 26,780 |
| Interest income | 390 | 619 | 259 | 617 |
| Interest expense | (831) | (2,307) | (1,437) | (2,401) |
| Other income (expenses), net | 90 | 370 | 18 | (18) |
| Inflationary gain (loss) | 61 | (1,278) | (750) | (544) |
| **Income before workers' participation and income tax** | 13,288 | 15,475 | 10,359 | 24,434 |
| Workers' participation | (722) | (977) | (775) | (1,436) |
| Income tax | (1,950) | (2,639) | (2,092) | (3,878) |
| **Net income** | 10,616 | 11,859 | 7,492 | 19,120 |
| **Numbers of shares outstanding** | 1,032,707 | 1,032,707 | 1,032,707 | 1,032,707 |
| **Basic earnings per share (in nuevos soles)** | 10.28 | 11.48 | 7.25 | 18.51 |

**TELEFÓNICA DATA PERÚ HOLDING S.A.A.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | Capital stock | Retained earnings | Total |
|---|---|---|---|
| **Balance as of January 1, 1998** | 541 | 0 | 541 |
| Transfer to other business units | — | (3,487) | (3,487) |
| Net income | — | 10,616 | 10,616 |
| **Balance as of December 31, 1998** | 541 | 7,129 | 7,670 |
| Transfer to other business units | — | (13,137) | (13,137) |
| Net income | — | 11,859 | 11,859 |
| **Balance as of December 31, 1999** | 541 | 5,851 | 6,392 |
| Transfer to other business units | — | (13,396) | (13,396) |
| Net income | — | 19,120 | 19,120 |
| **Balance as of September 30, 2000** | 541 | 11,575 | 12,116 |

**TELEFÓNICA DATA PERÚ HOLDING S.A.A.**
**CONDENSED UNAUDITED PRO FORMA**
**STATEMENTS OF CASH FLOWS FOR THE YEARS**
**ENDED DECEMBER 31, 1999 AND 1998 AND FOR THE**
**NINE MONTHS ENDED SEPTEMBER 30, 2000**
**(thousands of constant nuevos soles as of September 30, 2000)**

| | December 31, | | September 30, |
|---|---|---|---|
| | 1998 | 1999 | 2000 |
| **Cash flows from operating activities** | | | |
| Collections from customers and other collections | 53,062 | 72,404 | 88,239 |
| Less | | | |
| Payments to suppliers, employees and others | (23,202) | (27,931) | (26,348) |
| Other payments, net | (26,263) | (29,479) | (37,568) |
| **Cash provided by operating activities** | 3,597 | 14,994 | 24,323 |
| **Cash flow from investing activities** | | | |
| Payments for purchases of property, plant and equipment | (14,900) | (30,388) | (10,219) |
| **Cash used in investing activities** | (14,900) | (30,388) | (10,219) |
| **Cash flow from financing activities** | | | |
| Net increase (decrease) in long-term accounts payable | 14,248 | 28,532 | (709) |
| Contribution | 541 | — | — |
| Equity assigned to other business units | (3,487) | (13,137) | (13,396) |
| **Cash used in financing activities** | 11,302 | 15,395 | (14,105) |
| **Increase (decrease) in cash and banks** | — | — | — |
| **Balance of cash and banks at the beginning of the period** | — | — | — |
| **Balance of cash and banks at the end of the period** | — | — | — |
| **Reconciliation net income with cash provided by operating activities** | | | |
| Net income | 10,616 | 11,859 | 19,120 |
| Add (less): | | | |
| Depreciation and amortization | 869 | 2,464 | 2,261 |
| Allowance for doubtful accounts | 2,280 | 4,169 | 4,730 |
| Inflationary loss (gain) | (61) | 1,278 | 544 |
| Net changes in asset and liability accounts | | | |
| Increase in trade accounts receivable | (16,077) | (5,639) | (6,437) |
| Decrease in trade accounts payable | 3,090 | 122 | 1,493 |
| Increase (decrease) in parent's accounts payable | 2,202 | (922) | 954 |
| Increase in other current liabilities | 156 | 14 | 159 |
| Increase in deferred income tax and workers' participation | 522 | 1,649 | 1,499 |
| **Cash provided by operating activities** | 3,597 | 14,994 | 24,323 |

**TELEFÓNICA DATA PERÚ HOLDING S.A.A.**
**RECONCILIATION OF PERUVIAN GAAP WITH US GAAP**
**(thousands of constant nuevos soles as of September 30, 2000)**

| Description | December 31, 1998 | December 31, 1999 | September 30, 1999 | September 30, 2000 |
|---|---|---|---|---|
| Total assets in accordance with Peruvian GAAP | 28,287 | 59,037 | — | 67,457 |
| Adjustments US GAAP | | | | |
| Capitalized interests | 789 | 2,898 | — | 4,865 |
| Total assets in accordance with US GAAP | 29,076 | 61,935 | — | 72,322 |
| Total liabilities in accordance with Peruvian GAAP | 20,617 | 52,645 | — | 55,341 |
| Adjustments in accordance with Peruvian GAAP | | | | |
| Deferred income tax and deferred workers' participation | 292 | 1,072 | — | 1,800 |
| Total liabilities in accordance with US GAAP | 20,909 | 53,717 | — | 57,141 |
| Total shareholders' equity in accordance with Peruvian GAAP | 7,670 | 6,392 | — | 12,116 |
| Adjustments US GAAP | | | | |
| Capitalized interest | 789 | 2,898 | — | 4,865 |
| Deferred income tax and deferred workers' participation | (292) | (1,072) | — | (1,800) |
| Total shareholders' equity in accordance with US GAAP | 8,167 | 8,218 | — | 15,181 |
| Total income in accordance with Peruvian GAAP | 10,616 | 11,859 | 7,492 | 19,120 |
| Adjustments US GAAP | | | | |
| Capitalized interests | 831 | 2,307 | 1,437 | 2,401 |
| Depreciation of capitalized interests | (42) | (198) | (155) | (434) |
| Deferred income tax and deferred workers' participation | (292) | (780) | (474) | (728) |
| Total income in accordance with US GAAP | 11,113 | 13,187 | 8,300 | 20,359 |

## TELEFÓNICA DATA PERÚ HOLDING S.A.A.

### Carve Out Assumptions

**Objective**

Explain the allocation methodology used to prepare the balance sheet of Telefónica del Perú S.A.A ("company") as of December 31, 1999 and 1998 and September 30, 2000 and the income statements for the periods ended December 31, 1999 and 1998 and the nine months ended September 30, 2000 and 1999.

**General**

The main allocation criteria used to prepare the balance sheet and income statement was the specific identification of the accounts related to the communication services from the accounting records of Telefónica del Perú S.A.A. ("parent company").

**Allocation Methodology**

**Balance Sheet**

**Trade accounts receivable:** a specific identification of the trade accounts receivable and its related allowance for doubtful accounts has been made. The information has been obtained from the accounting records of the parent company. operating details are provided by the business unit.

**Fixed assets and accumulated depreciation:** allocated using specific identification from the accounting records of the parent company (equipment and other property).

**Trade accounts payable:** this balance was determined considering that the services received in the last two months have not been paid yet. This corresponds to the company's policy of paying 60 days after receiving the service.

**Other accounts payable:** allocated using specific identification from the accounting records of the parent company. Includes mainly contributions and provisions for employee severance indemnities.

**Parent company accounts payable:** are mainly constituted by the network services rendered by the parent company and the services relating to corporate accounting, finance and administrative services provided by the parent company. The balance is composed by the expenses of the last two months based on the company policy of paying to their providers 60 days after the billing is received.

**Long Term Debt:** allocated based on Telefónica del Perú property, plant, equipment and intangibles additions from 1995 to September, 2000. These additions were compared to the debt incurred by Telefónica del Perú in that period, considering the lesser amount. The debt determined before in the previous step was distributed based on the fixed assets assigned to each business unit. This information was used to calculate the payment schedules and the debt for each year-end, in accordance with the interest rates and payment periods determined for Telefónica del Perú actual debt.

**Deferred tax**: allocated using specific identification from the accounting records of the parent company. The main temporary differences for the business unit that have been identified correspond to different depreciation rates and overhead expenses.

**Income statement**

**Revenues:** have been specifically identified from the accounting records of the parent company while interconnection costs were deducted.

**Expenses** (personnel, services rendered by third parties, materials and supplies and other charges): have been obtained from specific identification.

**Services rendered by Telefónica del Perú:**

- Network costs from access and connections have been determined based on the average price times the number of connections.

- Expenses relating to corporate accounting, finance and administrative services provided by Telefónica del Perú have been allocated based on the ratio of the company's usage to total usage by Telefónica del Perú.

**Management fee:** recalculated for the company based on the contracts of the parent company.

**Commissions to Telefónica del Perú**: 8% of the revenues from Telefónica del Perú.

**Taxes:** corresponds to the 2% of the services billed and collected.

**Allowance for doubtful accounts:** allocated using specific identification from the accounting records of the parent company.

**Depreciation and amortization:** allocated using specific identification from the accounting records of the parent company.

**Result from exposure to inflation:** was calculated considering the effect of maintaining monetary assets and liabilities in nuevos soles net of the effect of the monetary assets and liabilities in U.S. dollars.

**Income taxes and workers' participation:** recalculated for the data business unit.

**Note:** The parent company's assets and liabilities not specifically identifiable to the company have not been allocated in the financial statements. These are bank accounts, value-added tax credit, deferred expenses from securitization and union of local banks, investments in other companies, liabilities from dividends payable and temporary and permanent equity from the share repurchasing program.

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Copy

**DAVIS POLK & WARDWELL**

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MESSETURM
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MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

**File No. 82-5133**

January 18, 2002

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Telefónica Data Perú S.A.A.—**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information: English summaries preceding original Spanish versions of the following documents:

1. Two letters to the CONASEV dated December 26, 2001 and January 2, 2002 relating Essential Facts.

2. Free translation of the Financial Statements ended December 31, 2000.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6604.

Very truly yours,

Patricia Arce

(Enclosure)

cc: Manuel Garciadiaz (w/ enclosure)
Katia Brener (w/o enclosure)
Mariana Brigneti Suito (w/o enclosure)
Victor C. Schwartzmann (w/ enclosure)